UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Sugarfina Corporation

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Business

Overview

Sugarfina Corporation is a consolidated entity along with its six subsidiaries –

•	Sugarfina USA LLC, an operating company focused on the United States,

•	Sugarfina Global LLC, a holding company for Sugarfina Global Canada Ltd.,

•	Sugarfina Global Canada Ltd., an operating company for Sugarfina’s Canadian business operations,

•	Sugarfina IP LLC, which holds the Company’s intellectual property assets,

•	BOXFOX Inc. (“BOXFOX”), a wholly owned subsidiary of the Company operating the “BOXFOX®” brand, and

•	Candy Club Corporation (“Candy Club”), a wholly owned subsidiary of the Company operating the “Candy Club®” brand.

The Company, through its subsidiaries, Sugarfina USA LLC and Sugarfina Global Canada, Ltd., operates an upscale, luxury candy brand for adults at primary price points ranging from $9.50 up to $296 through its wholesale retail accounts, e-commerce platforms, corporate gifting offerings, and retail boutiques. The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 1,200 accounts, including retailers such as Bloomingdales, Neiman Marcus, Nordstrom, Paper Source, Total Wine & More, online wholesaler Faire.com, and premier hotels and resorts like The Post Oak Hotel, SLS & SBE Hotels, Encore Boston Harbor, the Breakers Palm Beach, and Las Vegas resorts and casinos, such as Wynn, Bellagio, The Venetian, Aria and The Cosmopolitan. The Company also currently has 8 retail boutiques with 1 in Canada and 7 in the United States. In addition to its retail boutique in Canada, the Company also has an international presence through its franchise stores in Hong Kong, Taiwan, and Singapore and international wholesale accounts in Canada, Mexico, and Italy.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our Las Vegas, Nevada operations center, as well as to a third-party logistics center in San Diego when appropriate for distribution and fulfillment. Our business model is based on building brand awareness through these channels and developing our own signature products and packaging that are design patented as well as protected by trademarks and copyrights.

On October 31st, 2024, the Company merged with BOXFOX (the “BOXFOX Merger”), an online curated luxury gifting company with headquarters in Los Angeles. Founded in 2014, BOXFOX considers itself as a leader in the gifting industry, providing corporate and individual customers alike with beautifully packaged, thoughtful gifts for every occasion. From thank you gifts to bridesmaid proposal boxes, its customizable and ready-to-ship gift boxes feature a selection of luxury lifestyle products. The Company had supplied product to BOXFOX for many years, and we considered the considerable overlap of our products (premium packaged, instantly giftable offerings) and our target customer (largely female, affluent, and seeking products for gifting) when determining how the BOXFOX brand would complement the Company’s existing portfolio.

BOXFOX allows customers to choose from gifting options ranging in price from $25 to in excess of $500. BOXFOX sources its premium packaging from national and international suppliers and its product offering from well-known and cult favorite brands such as Voluspa®, Le Creuset®, Sugarfina®, Herbivore Botanicals®, GrazaTM, Rifle Paper CoTM and more. Due to the recent tariff activity negotiations with various countries BOXFOX is actively assessing it sourcing strategies and will increasingly rely more on North American supply. The company may increase prices on certain items that remain internationally sourced and that become subject to new tariff rates. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Trend Information – Impact of Recent Tariff Developments on Global Sourcing and Supply Chain.” It also sources popular items which it offers to customers under its own labels, and which are customizable with embossing or embroidery services which it performs in-house. BOXFOX assembles its boxes in its warehouse facility located in Hawthorne, California and makes its offerings available to its customers on both a pre-set and customizable basis on its e-commerce website, www.boxfox.com, and through its corporate concierge service which services orders from 12-12,000 units. Its corporate clients include companies in tech, cybersecurity, luxury, freight, retail and more. The brand offers international shipping, but focuses its operations and marketings in the United States. The company also offers its ‘marketplace,’ allowing its customers the opportunity to purchase their favorite products for themselves, rather than in a gifting format.

On February 28th, 2025, the Company acquired the assets of Candy Club, LLC, Candy Club Holdings, Inc., Candy Club Investment, LLC, and Candy Club Acquisition, LLC, via an Article 9 UCC sale. The assets of those former entities are now held by the Company’s newest subsidiary, Candy Club Corporation. Candy Club has operated a moderately positioned, direct-to-consumer and subscription confections business since 2015, and a wholesale business since 2020. The brand features gourmet sweets with a nostalgic twist, and has national distribution with retailers such as Hobby Lobby, Barnes & Noble, Hallmark Stores, Macy’s, Harry and David, and more.

Candy Club LLC was initially founded in 2015 as purely a direct-to-consumer candy subscription business. The company surpassed $10 million in 2018. In 2019, the company listed on the Australian Stock Exchange (“ASX”), then began selling its products through business-to-business (“B2B”) wholesale customers in 2020, achieving a high watermark of $17 million of revenues in 2021. In 2023, after facing challenges raising capital on the ASX, and with creditors unwilling to restructure loans, Candy Club founder, Keith Cohn, purchased the company back from its Australian shareholders. Mr. Cohn filed for reorganization, which was successfully completed on April 19th, 2024. In 2025, Candy Club's largest creditor exercised its right to sell the assets of the Company via Article 9 UCC sale, for which the Company was a stalking horse. The Company, via its newly established subsidiary, Candy Club Corporation, was successful at the Article 9 auction, and purchased substantially all the assets of the former Candy Club for total cash consideration of $850,000.

Under the Company’s ownership, we aim to revive Candy Club’s business by replenishing its depleted inventory, expanding its wholesale distribution, boosting its e-commerce platform reach, and leveraging the Sugarfina operating platform. Candy Club currently sources all products and packaging from U.S. suppliers. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Trend Information – Impact of Recent Tariff Developments on Global Sourcing and Supply Chain.”

Our History

We commenced our business as Sugarfina Holdings LLC when we acquired substantially all the assets of Sugarfina, Inc., a separate company that had filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in Delaware, which was consummated on May 28, 2020. Sugarfina Holdings LLC converted from a Delaware LLC to a Delaware corporation on September 26, 2020, named Sugarfina Corporation. Our largest stockholder, Bristol Luxury Group, LLC (“BLG”) is controlled by two of the directors currently serving on our board of directors. For details, see “Security Ownership of Management and Certain Securityholders,” including related footnote disclosure. On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the “Debt Conversion”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Bristol Luxury Group LLC Debt – Secured Promissory Note and Debt Conversion.” The consolidated financial statements give retroactive effect to the Debt Conversion. See Note 9 to the Company’s consolidated financial statements in Item 7.

From the inception of our Company, we have faced several challenges. Initially, our inventory was depleted due to the financial struggles of Sugarfina, Inc. that led it to seek bankruptcy protection and then the sale of its assets to us. We also have navigated challenges related to COVID-19, including supply chain disruptions, delays and increased costs relating to delivery of raw candy and packaged product, shortages of retail workers, inflation and wage increases, and economic uncertainty overall. Since the acquisition of the Sugarfina brand, we have taken many steps to commercialize the Company. Some notable achievements include closing unprofitable boutiques and shop-in-shops and opening new boutiques in strategic locations, re-negotiating rental agreements with various boutique landlords, consolidating our distribution facilities into a single centralized distribution center in Las Vegas, Nevada, eliminating unprofitable SKU’s while introducing new, crowd-pleasing innovations, securing new international distribution, and opening new key distribution accounts in grocery, hospitality, liquor, and our own storefront on Amazon.com.

The Company developed exciting new innovations throughout 2023 and 2024, including our instant fan-favorite Sour Strawberries, and new gummies and chocolates infused with Chopin® premium vodka, Off Hours® bourbon, and Tequila Mandala®’s famous small-batch tequila. Notable brand collaborations also included family favorite board game, Candy Land®, the Hollywood 100 collection in partnership with the Hollywood Chamber of Commerce, and the popular, ongoing Sanrio® collaboration, featuring Hello Kitty® and Friends.

BOXFOX was founded in 2014 by two former college roommates who were inspired to create a gifting solution which allows busy people to send thoughtful, custom, quality gifts for any occasion to single or multiple recipients as easily as possible. Its co-founders privately grew the business to its high watermark of $14 million of revenues in 2022. The company was acquired by Sugarfina Corporation via an equity transaction on October 31st, 2024, and its co-founders continue to operate the business as a stand-alone brand under the Sugarfina Corporation umbrella.

Principal Products and Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through wholesale channels and corporate and custom gifting. The Company also sells its candies throughout e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Boston and Vancouver, and through its franchise partners and distributors in Hong Kong, Taiwan, and Singapore and wholesale distribution in Canada and Mexico. The Company has developed a distinct brand identity that resonates with today’s customers by delivering an upscale experience from the moment customers engage with the brand at primary price points beginning at $9.50 up to $296.

Our Unique Brand of Candies, Collaborations and Packaging

The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears® and But First, Rosé Roses. Other leading flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. We began the year 2024 with the successful launch of our popular and crowd-pleasing Valentines and Lunar New Year collections, followed by new Easter and Spring collections, a refresh of our popular vegan fruit-puree collection, and a refreshed and expanded Bridal collection in time for the wedding season. We also launched collaboration collections, including co-branded Candy Bento Box®’s with Chopin® Vodka, Off Hours® bourbon, Tequila Mandala®, and Hello Kitty® and Friends. Our Halloween and Holiday 2024 collections proved to be just as big a hit as in years past, and included innovations for all gifting occasions and price points.

2024 product innovations include new fan favorite Sour Strawberries, the Parisian Chocolates collection with chocolates imported from France, the La Dolce Vita collection inspired by the charm of an Italian holiday, and refreshed core Candy Bento Boxes ®. The Company’s candies are produced by artisan candy makers around the world, including in European countries like France, Germany, Italy and Greece, and in many categories, from gummies to fruit jellies to chocolates.

The Company’s brand is also made unique through its luxurious and iconic, design-patented, copyrighted and/or trademarked packaging. The Company’s signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina’s Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina’s Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customize their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds two, three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®.

BOXFOX is built around the power of thoughtful, effortless gifting—offering a seamless experience that is both personal and beautifully presentable. From luxe keepsake packaging to hand-packed boxes and a highly curated product assortment, BOXFOX helps customers celebrate their most important personal and professional relationships. With both direct-to-consumer and large-scale corporate gifting solutions, BOXFOX supports every year-round occasion, not just during peak seasons like Valentine’s Day, Mother’s Day, and the fall and winter holidays. Sugarfina is a standout in the assortment, consistently ranking as a top-selling brand and underscoring the strong synergy between the two companies.

In addition to premier partner brands like Sugarfina®, Voluspa®, and Le Creuset®, BOXFOX also offers an exclusive line of in-house products under sub-brands such as Azeria, Brady Jones, and Hilgard. One of BOXFOX’s key differentiators is its commitment to gifts that arrive beautifully packaged and ready to impress. In 2024, this focus expanded with the introduction of limited-run packaging options, new colorways, and enhanced opportunities for personalization.

BOXFOX is known for its exceptional customer service. Customers return repeatedly because they trust a team that is approachable, hands-on, and deeply service oriented.

Market

The Company’s retail traffic in 2024 did not return to levels that were expected for a post-pandemic landscape, and therefore the Company continued its plans to reduce its retail footprint where foot traffic has not recovered as expected. In March 2024, we exercised our option to terminate our remaining two Nordstrom shop-in-shop locations. We also negotiated the early exits of our Las Vegas retail boutique in Resorts World effective June 2024 and our Florida store locations in Boca Raton, effective July 2024, and Brickell City Center, effective September 2024. At the end of December 2024, we closed four Southern California locations, including our stores at Westfield Culver City, Fashion Square, Topanga, and Santa Anita, and two of our New York locations, namely our stores on 42nd Street and at Rockefeller Center. We will continue to consider additional closures or lease restructuring at under-performing locations.

Due to the softened retail market, the Company shifted focus in 2024 to expanded wholesale distribution, growing its corporate custom gifting program, and investing in driving e-commerce. The Company continues to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with the media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and the Company’s customer loyalty program called Sugarfina Rewards. The Company also continues to identify and stay current with contemporary trends by attempting to develop partnerships with brands that have robust influencer relationships. Additionally, the Company has identified key markets for international growth, and securing new international distribution in Australia and Mexico. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers.

The Company broadly distributes to its customers through its direct-to-consumer channels:

•	wholesale accounts,

•	e-commerce,

•	boutiques,

•	gifting concierge program,

•	our BOXFOX business, and

•	our Candy Club business.

Our Wholesale Accounts

In keeping with our luxury brand identity, we have distribution at high-end retailers such as Nordstrom, Bloomingdales, and Neiman Marcus. We have further extended our reach by launching our products into new premium, gourmet grocers throughout the United States and Canada in 2024, such as AJ’s Fine Foods and the Fresh Market, and Safeway Seattle. We also increased our existing distribution with Faire.com and Total Wine & More, and are also expanding wholesale distribution with new accounts in hospitality, cruise ships, grocery and airport gift shops, particularly at LAX Airport.

Our E-Commerce Channel

Sugarfina utilizes its email and SMS text subscriber lists (potential customers) as well as social media and affiliate marketing programs to market our e-commerce platform. In April 2025, the Company had approximately 427,000 e-mail subscribers (which includes 208,000 loyalty list subscribers) and approximately 57,000 SMS text subscribers. The Company’s e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020. The Company’s in-house e-commerce team manages Sugarfina’s Amazon page, and orders are fulfilled by its own fulfillment team.

For the years ended December 31, 2024 and 2023, Sugarfina’s e-commerce channel accounted for 17% and 21% of its total sales, respectively. The Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

Our Boutiques

Currently, the Company leases 8 standalone stores in North America. The Company exited eleven retail locations in 2024 due to lowered foot traffic, and continues to evaluate its remaining retail portfolio accordingly.

Our Gifting Concierge Program

Our Gifting Concierge vertical allows us to service Sugarfina customers who seek customization of our products for corporate promotions or for events such as weddings or baby showers. Corporate customers include Walt Disney Studios, Tory Burch, Paycom, and Salesforce. We have built a custom gifting capability in our Las Vegas centralized operations center which will enable us to expand further into this channel of business.

Our BOXFOX Business

BOXFOX offers beautifully packed, well-presented and personalized gifts for both the one-off occasions on BOXFOX.com or at scale for corporate clients. The company’s mission is to enable the growth and nurturing of the customer’s most important personal and professional relationships through innovative and customizable gifting solutions. They aim to curate all the best brands and products so customers can create the most beautiful gifts and care packages. Their business is typically split around 50% direct to consumer and 50% corporate.

Our Candy Club Business

Candy Club offers nostalgic, gourmet sweets through both direct-to-consumer and wholesale channels, with a focus on delivering joy through playful, premium confections. Founded in 2015 as a subscription-based candy service, the brand has grown to include national retail distribution. Now operating under the Company’s ownership, since the February 28, 2025 acquisition, Candy Club is being revitalized through expanded inventory, broader wholesale reach, and enhanced e-commerce capabilities. With all products and packaging sourced from U.S. suppliers, Candy Club is positioned to scale its presence across retail and digital platforms while remaining resilient to global sourcing disruptions.

Elite Curators

Ready to Ship: BOXFOX offers an array of expertly and thoughtfully pre-curated gift sets across a variety of reasons and seasons. From small tokens to grand gestures, this serves the consumer that may not have the time but has great intentions and even better taste.

Build a BOXFOX: BOXFOX’s custom gift box builder is its first-of-its-kind app that enables millions of gifting combinations and iterations. Customers start by selecting their gift box or gift bag color, proceed to selecting their items, and the app retrofits the vessel size to ensure the best presentation. Customers can then top their gifts with handwritten notes.

Marketplace: When gifting through BOXFOX, gift givers and recipients often encounter brands and products new to them. The Marketplace makes all products available for customers to purchase in a non-gifting format.

Business Gifting

Corporate Concierge: Through BOXFOX’s Corporate Concierge team, clients can easily take the Company’s expertise to scale, including by adding their logo to all customer communications and developing customized offerings for their clients.

BOXFOX also manufactures some of its own sub-brand categories and provides in-house customization, personalization and branding for an even more impactful gifting experience.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company’s competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

BOXFOX has several competitors in the e-commerce gifting space, including Unboxme, Teak & Twine, Sendoso and 1-800-Flowers. However, BOXFOX considers itself differentiated from its competitors by virtue of its customer service, premier product curation, first-rate packaging and presentation and comprehensive user experience. With over a decade of commitment to its customers, BOXFOX knows what its customers need and seeks to consistently exceed their expectations.

Suppliers and Raw Materials

The Company’s candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company’s packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. We also continue to develop new supplier partnerships, including more domestic partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans while also allows us to partially mitigate global shipping and supply chain issues.

Our Nevada Headquarters and Operations facility in Las Vegas, NV, enables us to expand distribution without incremental investment, allowing us to take on more distribution. We fulfill 100% of our orders out of this facility, which also houses our finance team, customer service center, quality control, IT, and operations departments. We also continue to build our custom capabilities at this facility, which has allowed us to take on more corporate and custom accounts.

Currently, the Company’s products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. We amended our agreement with our logistics partner effective May 2024 to extend the contract to May 2027, with an option to renew the agreement for a further 12 months upon mutual written agreement of both parties. The initial agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter, which remains in place in the amended agreement. The Company expects to continue to renew that co-packing agreement for the foreseeable future. Once assembled, our partner ships our packaged products to our Nevada operations center for assembly, storage, and/or order fulfillment. Because the Company’s products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Trend Information – Impact of Recent Tariff Developments on Global Sourcing and Supply Chain.”

Employees

As of April 30, 2025, the Company employed approximately 101 full and 10 part-time employees, which is inclusive of 15 full-time BOXFOX employees and 3 full-time Candy Club employees.

Seasonality

The Company and its subsidiaries are affected by the general seasonal trends common to the confectionery and gifting industries. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine’s Day, Lunar New Year, Easter and Mother’s Day, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. See also, “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Seasonality.”

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand’s iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

•	more than 25 U.S. design patent registrations and allowances
•	more than 20 U.S. trademark registrations and allowances and a further 200+ worldwide,
•	6 U.S. copyright registrations,
•	Trademark and patent registrations in 28 international jurisdictions,
•	BOXFOX has 9 U.S. trademarks protecting its name, logo, and trade dress, and
•	Candy Club has a further 4 U.S. trademark and one Canadian trademark protecting its name, logo, and slogan.

The Company publishes information regarding its intellectual property on its website, available at https://www.sugarfina.com/patents-and-trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. and Canada federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current material litigation or threatened litigation.

The Company’s Property

The Company leases space for its Las Vegas operations center, Los Angeles office and retail stores. BOXFOX leases its joint warehouse and office space in Hawthorne, California, but is actively attempting to sublease the property to move to and consolidate its operations within the Company’s Las Vegas operations center, which we anticipate will reduce overhead and result in operational synergies and efficiencies for both brands. Candy Club has no leased locations. Its employees work remotely or from Sugarfina’s office locations, and its products are sent to, assembled, and shipped by the company’s co-packer, Integrated Fulfillment Services (“IDS”), located in Indianapolis, Indiana. Candy Club has entered into a Fulfillment Services Agreement with IDS for continuation of all its services for a period of two (2) years with automatic 180-day renewal periods and a mutual right to terminate on 90-days’ notice.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Plan of Operations

•	Trend Information

Overview

Sugarfina Corporation and its four subsidiaries Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC operate an upscale candy brand for adults through retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, and Vancouver. Its recently acquired subsidiary, BOXFOX, operates an national e-commerce and corporate gifting business, and its newest subsidiary, Candy Club, operates a popular, moderate-tier national candy brand through its wholesale accounts, e-commerce website, and its subscription business.

As of April 30, 2025, the Company operates 8 retail boutiques with 1 in Canada and 7 in the United States. The Company acquires its unique candy products and distinctive packaging from global manufacturers on a purchase order basis. Our candies and packaging are then sent to a facility in Mexico for assembly before shipping to our Las Vegas facility for distribution and fulfillment. Our products are sold at primary price points ranging from $9.50 up to $296 through three primary channels – wholesale including such stores as Nordstrom, Paper Source and Total Wine & More, through our e-commerce or direct to consumer, and through our retail stores. The Company also has franchise stores located in Hong Kong and Taiwan, as well as seasonal pop-up stores in the region which are also managed by the Company’s franchisees. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging which are trademark and copyright protected.

The Company has made two recent strategic business combinations, the BOXFOX Merger on October 31st, 2024 and that of Candy Club Corporation via Article 9 sale on February 28th, 2025. We believe the BOXFOX Merger strategically complements our business due to the significant overlap in our product positioning and our target customer. We view the Candy Club acquisition as advantageous not only because the Article 9 sale allowed us to purchase the assets of the company without being encumbered by its liabilities, but also because it allows us to enter the moderate tier of the candy market, a market in which we already have expertise. Both business combinations deliver operational efficiencies including, but not limited to, increased buying power for packaging and candy (in the case of Candy Club), consolidation of software licenses, insurance coverages, payroll systems, and cost cutting by leveraging Sugarfina USA LLC’s human resources, marketing, finance, legal, and operations departments. These operational efficiencies will be further enhanced when BOXFOX fulfillment operations move to our Las Vegas operations center. The financial results of BOXFOX have been included in our consolidated financial statements beginning November 1, 2024.

In early 2024, we launched an earnings improvement initiative focused on:

•	Reducing selling, general, and administrative expenses via headcount management and cost negotiations,

•	closing unprofitable retail locations, and

•	increasing gross margins through price adjustments and improved freight and material costs.

We cleared excess inventory from 2023, minimizing the need for promotional pricing in 2024, while optimizing our SKU mix and vendor agreements for seasonal products.

Net revenue for the year ended December 31, 2024, rose by $2,278,691, or 9%, increasing from $26,770,748 to $29,049,430. This growth was primarily driven by robust performance in our wholesale, gifting concierge, and international channels, along with two months of high-season net revenue from BOXFOX. These gains were partially offset by declines in our retail and e-commerce channels. The decrease in retail net revenue resulted primarily from the closure of certain underperforming locations, while the e-commerce decline was due to a reduction in promotional pricing. Although this reduced e-commerce net revenue contributed positively to gross margin as a percentage of net revenue.

The net loss for the year ended December 31, 2024, was $5,826,902, which included $1,911,553 of non-cash interest expense primarily related to our BLG Note (as defined below). This compares to a net loss of $6,776,487 for the year ended December 31, 2023, which included $1,447,730 of non-cash interest expense associated with the same note. The improvement was largely driven by:

•	An increase in gross margin of $1,190,059, primarily due to higher net revenue, and

•	a $1,718,722 reduction in selling, general, and administrative expenses due to our earnings improvement initiatives.

Those positive factors were partially offset by a $970,441 decrease in government grant income from Employee Retention Credits recognized in 2023, $285,024 in losses on asset disposals, and a $205,206 loss on a note receivable. See “—Results of Operations” for further details.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More and direct-to-consumer via e-commerce, and our own 8 Sugarfina branded stores, and gifting concierge.

The Company’s wholesale sales is our largest channel, and the Company is focused on further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by the average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being packaged at our co-packer and then distributed to customers indirectly through our wholesale accounts, directly through e-commerce, our retail stores, or through our gifting concierge platform.

The results below include the revenue of BOXFOX for the months of November and December 2024 (the post-merger stub-period).

The following table shows information about our revenue and operations, including details about our sales channels and the number of retail stores open at December 31, 2024 and December 31, 2023.

	Year Ended December 31,		Percentage
	2024	2023	Change
Wholesale	$13,855,652	$12,648,618	10%
E-commerce	4,883,259	5,700,632	-14%
Retail	4,608,884	6,100,299	-24%
Gifting Concierge	2,547,166	1,784,097	43%
International	774,090	537,102	44%
BOXFOX	2,380,388	-	-
	$29,049,439	$26,770,748	9%

Number of Sugarfina boutiques	8	17
Number of Nordstrom SIS	-	2
Total number of Sugarfina shops	8	19

Seasonality

The Company and its subsidiaries are affected by the general seasonal trends common to the confectionery and gifting industries. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine’s Day, Easter, and Mother’s Day than at other times of the year. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy, product, and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices, potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugated shipping boxes, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing.

Effective April 2024, we increased the prices of our products to offset some of the cost increases we have experienced in the last few years from our suppliers. If our suppliers continue to pass through input cost increases, we will raise prices and rationalize our product line to offset the impact. The Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products. We are still monitoring and evaluating the impact of recently proposed and implemented tariffs on countries where we purchase products, including China, and certain countries in the European Union. See “– Trend Information – Impact of Recent Tariff Developments on Global Sourcing and Supply Chain.”

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistical and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs.

Depreciation and amortization

Depreciation and amortization include depreciation of property and equipment, primarily from leasehold improvements at our retail locations and Las Vegas operations center and amortization from our intellectual property portfolio.

Loss on disposal of assets

We recorded a loss on asset disposals mainly from leasehold improvements, following the closure of certain retail locations in 2024.

Loss on note receivable

In 2024, we recognized a $205,206 loss on a note receivable associated with a prospective acquisition of a better-for-you snacking company (the “Target Company”). The funds were originally extended to support the Target Company’s working capital needs and were raised through our Series B Convertible Preferred Stock Offering, with participation from two of the Target Company’s existing shareholders. These funds were intended to help sustain the business in anticipation of a potential transaction. Subsequently, the Target Company filed under Article 9 and is now under the control of its secured lender. As negotiations with the lender to acquire the Target Company’s assets have stalled, we have determined that the note is no longer collectible and is unlikely to be applied toward any future purchase price allocation.

Expenses Related to Financing

Other income and expenses consist primarily of government grant income, non-cash interest expense associated with our BLG Note (as defined below) to our parent company and interest expense associated with our senior secured line of credit. See “—Liquidity and Capital Resources”

Year Ended December 31, 2024 (“2024”) Compared with Year Ended December 31, 2023 (“2023”)

The following table sets forth our consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2024	2023
NET REVENUE	$29,049,439	$26,770,748

COST OF SALES	14,503,059	13,414,427

GROSS MARGIN	14,546,380	13,356,321

COSTS AND EXPENSES:
Selling, general and administrative (1)	17,267,929	18,986,651
Depreciation and amortization	402,590	451,828
Loss on disposal of assets	285,024	-
Loss on note receivable	205,206	-
Total costs and expenses	18,160,749	19,438,479

LOSS FROM OPERATIONS	(3,614,369)	(6,082,158)

OTHER (EXPENSE) INCOME
Government grant income	-	970,441
Interest expense (2)	(2,178,407)	(1,672,298)
Interest income	5,206	72,015
Other expense	(15,558)	(56,731)
Total other expenses	(2,188,759)	(686,573)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(5,803,128)	(6,768,731)

PROVISION FOR INCOME TAXES	23,774	7,756

NET LOSS	(5,826,902)	(6,776,487)

OTHER COMPREHENSIVE LOSS
Foreign currency translation (loss) gain	(22,371)	7,029

TOTAL COMPREHENSIVE LOSS	$(5,849,273)	$(6,769,458)

NET LOSS PER SHARE
BASIC AND DILUTED	$(0.58)	$(0.63)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED	13,166,751	12,923,593

(1) Includes $155,441 of business combination related costs for the year ended December 31, 2024. Includes $87,340 of consulting fees related to our Employee Retention Credits for the year ended December 31, 2023.

(2) Includes $1,867,150 and $1,447,730 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company for the years ended December 31, 2024, and 2023, respectively.

Net revenue

Net revenue for the year ended December 31, 2024, rose by $2,278,691, or 9%, increasing from $26,770,748 to $29,049,430. This growth was primarily driven by strong performance in our wholesale, gifting concierge, and international channels, along with two months of high-season net revenue from BOXFOX. These gains were partially offset by declines in our retail and e-commerce channels. The decrease in retail net revenue resulted primarily from the closure of certain underperforming locations, while the e-commerce decline was due to a reduction in promotional pricing. Although this reduced e-commerce net revenue, it contributed positively to gross margin as a percentage of net revenue.

Wholesale revenues increased by $1,207,034, or 10%, primarily driven by a significant order from a leading membership-based warehouse retailer. Growth was also supported by the addition of over 200 new B2B accounts and 29 new airport retail locations. We expanded existing partnerships with platforms such as Faire.com and Total Wine & More, and continued to broaden our wholesale distribution into the hospitality, cruise, grocery, and airport gift shop channels through new account openings.

E-commerce sales declined by $817,373, or 14%, compared to the prior period, primarily due to reduced consumer spending driven by economic uncertainty and inflation, along with a decrease in promotional activity. In 2023, we used promotional pricing to clear excess inventory, reducing the need for similar discounts in 2024. While this strategy led to lower overall demand, it contributed positively to our gross margin as a percentage of net revenue.

Retail sales declined by $1,491,415, or 24%, primarily due to store closures and, to a lesser extent, reduced foot traffic stemming from ongoing economic uncertainty and shifts in consumer behavior, which together limited sales opportunities. In 2023, we closed six Nordstrom shop-in-shop locations across North America and, in March 2024, exercised our option to terminate the remaining two. We also negotiated early lease terminations for our Las Vegas boutique at Resorts World (effective June 2024) and our Florida locations in Boca Raton (July 2024) and Brickell City Center (September 2024). Sales from those closed locations accounted for approximately $741,350 of the overall decline. Six additional retail locations were closed at the end of December 2024 and accounted for approximately $244,590 of the overall decline.

Gifting Concierge sales increased by $763,069, or 43%, in 2024 compared to 2023, driven by heightened demand for personalized gifting solutions as businesses sought to strengthen client relationships and boost employee engagement in a competitive market environment. Additionally, a significant order from a luxury department store contributed to the growth during the period.

International sales increased $236,988, or 44%, in 2024 as compared to 2023 primarily driven by our recent expansion in Taiwan.

BOXFOX revenues for the post-merger months of November and December 2024 were $2,380,387.

Gross margin as a percentage of net revenue increased slightly from 49.9% to 50.1%, driven by reduced promotional pricing, price adjustments implemented in April 2024, and improved freight and material costs achieved through supplier negotiations.

Selling, general, and administrative expenses decreased by $1,718,722, or 9%, from $18,986,651 in 2023 to $17,267,929 in 2024. This reduction was primarily driven by lower payroll expenses due to headcount reductions and store closures, decreased non-cash occupancy costs from lease terminations, and reduced professional service fees following the discontinuation of certain providers and consulting services related to prior-year ERC refunds. Additionally, software license and subscription costs declined due to successful price negotiations and transitions to alternative solutions. These savings were partially offset by $502,358 in SG&A expenses related to BOXFOX post-merger operations during November and December 2024.

We recorded a loss on asset disposals mainly from leasehold improvements, following the closure of certain retail locations in 2024.

In 2024, we recognized a $205,206 loss on a note receivable related to a prospective acquisition of a better-for-you snacking company. The funds raised through our Series B Offering were intended to support the target company working capital. However, after the company filed under Article 9 and control passed to its secured lender, stalled acquisition talks we determined the note was not collectible.

Other expenses were $2,188,759 for 2024 compared to other expenses of $686,573 for 2023. The net increase was primarily due to $970,441 in government grant income and related interest income of $72,015 recognized in 2023, and an increase in interest expense attributable to non-cash interest expense related to the BLG Note and interest incurred on our Senior Secured Line of Credit. See “—Liquidity and Capital Resources – Senior Secured Line of Credit,” “—Liquidity and Capital Resources – Bristol Luxury Group LLC Debt” and “—Liquidity and Capital Resources –Employee Retention Credit (“ERC”).”

As a result of the foregoing, net loss for 2024 was $5,826,902 compared to $6,776,487 during 2023.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financing, including the Convertible Series B Preferred Shares Offering, Convertible Series C Preferred Shares Offering, Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt, cash injections from BLG Luxury Group LLC, and preferred and common stock offerings. See  “—Convertible Series C Preferred Shares Offering,” “—Convertible Series B Preferred Shares Offering,” “—Senior Secured Line of Credit,” “—Bristol Luxury Group LLC Debt” and “—Assumed BOXFOX Debt.”

The Company’s primary cash requirements have been to fund working capital—primarily inventory—to support distribution growth, product innovation, and new collaborations, as well as to repay assumed BOXFOX debt obligations and finance the acquisition of Candy Club. At December 31, 2024, the Company had $0.7 million of cash and cash equivalents and $1.7 million of accounts receivable.

Convertible Series C Preferred Shares Offering

Beginning on March 3, 2025, the Company commenced an offering of its 6% Series C Convertible Preferred Stock in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The Company has $4,370,000 of commitments and has received $3,460,000 in funds from that offering. We intend to use the proceeds for general working capital purposes, to make additional strategic acquisitions, repayment of short-term debt obligations, and to fund inventory purchases for our upcoming seasonal fall and holiday sales.. For details regarding this offering and the terms of the 6% Series B Convertible Preferred Stock, please see “Other  Information.”

Convertible Series B Preferred Shares Offering

Beginning on April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. As of December 31, 2024, the Company had $4,355,000 of Series B Preferred Stock issued and outstanding. This amount includes $3,780,000 in cash proceeds, the conversion of $75,000 in payroll obligations by CEO, COO, and Director Scott LaPorta into 75 shares, and the conversion of $500,000 of BOXFOX debt owed to Patrick Moore into 500 shares in connection with the BOXFOX Merger. This round closed in early March 2025, with total cash proceeds received of $4,380,000. We used the net proceeds for working capital to invest in inventory ahead of seasonal 2024 fall and holiday sales as well as for the BOXFOX Merger. For details regarding this offering and the terms of the 6% Series B Convertible Preferred Stock, please see “Other Information.”

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. That offering closed on October 16, 2023, and the Company recognized gross proceeds of $119,718 and incurred offering costs of $33,731.

Senior Secured Line of Credit

The Company has a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $3.0 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which is used primarily for working capital purposes, and has a termination date of May 24, 2027 with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios. The interest rate for all advances are equal to the sum of the Prime Rate plus 2.00%, provided that the interest rate shall not be less than (a) 7.00% at all times through and including May 24, 2026, and (b) 6.50% at all times on and after May 25, 2026.

At December 31, 2024, we had $1,778,223 of outstanding borrowing and a temporary negative borrowing capacity (the lesser of the borrowing base or the aggregate line of credit), primarily due to the timing of receipts remitted to AFS under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 9.75% as of December 31, 2024.

The Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first-priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) and Patrick Moore (who has a third priority interest) or the stockholders.

See Note 9 to our consolidated financial statements in Item 7 for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

Secured Promissory Note and Debt Conversion

In connection with Sugarfina Holdings LLC’s acquisition of substantially all the assets of Sugarfina, Inc. out of bankruptcy, BLG entered into a loan agreement with Sugarfina Holdings LLC in the amount of $15,000,000 at an interest rate of 12% per annum (the “BLG Note”) with a maturity date of May 21, 2021. The maturity date of the BLG Note was extended to May 2027 through subsequent amendments. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 6.60% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO and COO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”). As of December 31, 2024, the Company owed BLG a total of $14,730,809 under the BLG Note.

In 2024, the Company received an additional $1,250,000 in loans from BLG, under the same terms as the existing BLG Note. The funds were primarily used to support working capital. During the year, the Company repaid $766,478 using net proceeds from the Convertible Series B Preferred Stock Offering. As of December 31, 2024, the remaining balance of $524,659 was outstanding.

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders.

Cash Injections

Additionally, BLG has periodically provided cash infusions to the Company, totaling $1,730,000 as of December 31, 2023, to support working capital needs. In March 2024, BLG injected an additional $40,000. As of December 31, 2024, the Company had $1,506,534 in outstanding accounts payable to BLG. These cash contributions are made without formal documentation and operate in substance like a revolving line of credit, allowing the Company to borrow, repay, and reborrow funds as needed.

We may seek to raise any necessary additional funds through equity or debt financing or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Assumed BOXFOX Debt

As part of the merger, the Company assumed BOXFOX’s outstanding debt obligations, including an aggregate of $1,887,146 payable to Patrick Moore, consisting of (i) $1,322,763 under various loan agreements and (ii) $564,383 under a convertible promissory note. In addition, the Company assumed (i) $533,754 in obligations under an SBA loan, (ii) $328,492 under an American Express Long Term Financial Relief Program, (iii) $237,711 under a Shopify Capital loan, and (iv) $22,580 payable to Jenni Stern.

Patrick Moore Loan Agreements

The Company assumed debt under various loan agreements owed to Patrick Moore with an outstanding balance of $1,322,763 payable at an interest rate of 7.5% per annum.

Concurrently with the merger, the Company converted $500,000 of those debt obligations into 500 shares of Series B Convertible Preferred Stock and, on December 31, 2024, repaid $250,000 in cash pursuant to the merger agreement. At December 31, 2024, the Company owes Patrick Moore $560,809 under those loan agreements, which is classified as “Due to related parties” on the consolidated balance sheets.

The outstanding balance plus accrued interest will be repaid in cash by October 31, 2025 in accordance with the merger agreement.

Patrick Moore Convertible Promissory Note

The Company assumed an outstanding balance of $564,383 due to Patrick Moore under a Convertible Promissory Note. Concurrently with the merger, the Company converted that outstanding balance into a new $560,000loan agreement with Patrick Moore at an interest rate of 10% per annum and a maturity date of October 31, 2029 (the “Patrick Moore Note”). Interest payable on the Patrick Moore Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. $571,312 was outstanding under the Patrick Moore Note at December 31, 2024, and is classified as “Secured subordinated promissory note payables to related parties” on our consolidated balance sheets.

Under the terms of the Patrick Moore Note, but also subject to the subordination agreement defined above, the debt is secured by a third priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, Patrick Moore would be paid after AFS and BLG and its holders but before the stockholders.

SBA Loan

Concurrently with the merger, the Company paid off the $533,754 outstanding balance of the SBA loan.

American Express Long Term Financial Relief Program

Prior to the merger, BOXFOX was enrolled in the America Express Long Term Financial Relief Program (the “AMEX Program”). The Company assumed the outstanding balance of $328,492, and under the terms of the AMEX Program, the Company will continue to make monthly payments of $18,381 until the balance has been fully repaid in April 2026. At December 31, 2024, $220,572 is classified as “Other current liabilities” and $71,158 is classified as “Other noncurrent liabilities” in our consolidated balance sheets.

Shopify Capital Loan

Prior to the merger, BOXFOX had an outstanding loan with Shopify Capital, with an original amount of $350,000 and an interest rate of 15.56% per annum. The Company assumed the outstanding balance of $237,711. Under the terms of the agreement, BOXFOX was required to make daily payments equal to 17% of its daily gross sales made through its Shopify e-commerce platform. At December 31, 2024, the outstanding balance was $70,255 and is classified in “Other current liabilities” in our consolidated balance sheet. The balance was fully repaid in February 2025.

Jenni Stern Loan

In connection with the BOXFOX Merger, the Company assumed $22,580 of debt obligations owed to Jenni Stern, COO of BOXFOX. At December 31, 2024, the Company owes Jenni Stern $22,690, which is classified as “Due to related parties” on the consolidated balance sheets.

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In April 2023, we received the final payment of our ERC refunds totaling $1,042,456. That total is divided into $970,441 categorized as “Government grant income” and $72,015 as “Interest income” in our consolidated statements of operations and comprehensive income for the year ended December 31, 2023.

Third-party consulting fees related to our ERC refunds were $87,340 for the year ended December 31, 2023. Those costs were recognized in “Selling, General and Administrative” expenses in our consolidated statements of operations and comprehensive loss.

See Note 10 to our consolidated financial statements in Item 7 for additional government grant disclosures.

Cash Flows from Operations

We generally utilize the cash flow generated from our operations to fund our working capital needs. The Company primarily uses excess funds generated to repay borrowings under our Senior Secured Line of Credit. Changes in working capital items, specifically timing variations in inventory receipts, lease prepayments, payments in accounts payable and accrued liabilities, and accounts receivable collections from customers, can affect operating cash flows.

Net cash flow used in our operating activities were $3,691,989 in 2024 compared to net cash flow used in our operating activities of $1,150,888 for 2023. The decrease in operating cash flow was primarily due to the receipt of our government grant receivable of $2,172,353 in 1H 2023.

Trend Information

Our primary goal is to drive revenue growth and profitability by expanding our customer base across all sales channels. As we attract more customers, we aim to strengthen our brand. Increased distribution, product innovation, marketing efforts, and media coverage in the United States have been key drivers of sales growth and will continue to support the expansion of our confectionery products.

In 2024, net revenue increased 9% to $29.0 million, driven by growth in wholesale, gifting concierge, international channels, and $2.4 million in revenue from BOXFOX during the post-merger period. These gains were partially offset by declines in e-commerce and retail, largely due to reduced promotional activity, economic uncertainty, and strategic store closures. Gross margin as a percentage of net revenue improved modestly from 49.9% to 50.1%, reflecting the benefit of reduced discounting, selective price increases implemented in April 2024, and lower freight and material costs achieved through supplier negotiations. SG&A expenses declined 9% to $17.3 million, primarily due to headcount reductions, lease terminations, and the elimination of certain professional service engagements and software subscriptions. These efficiencies were partially offset by $0.5 million in SG&A expenses related to BOXFOX operations in the last two months of the year. Overall, we continue to focus on profitability through disciplined cost management and operational integration while navigating macroeconomic pressures and evolving consumer demand.

We continue to elevate brand visibility and drive trial through a multi-faceted marketing strategy, including strategic partnerships with well-known brands that expand our customer base, increase market reach, and support the introduction of innovative new products. In 2024, we expanded wholesale distribution through new accounts in the hospitality channel and deepened our B2B penetration via our partnership with Faire.com and outreach by national sales representatives to increase brand awareness across North America. Our Gifting Concierge business secured corporate orders from notable clients, including Nordstrom, Inc. and premium sports and entertainment brand Legends. We also launched collaborative collections with a new premium bourbon brand with a strong female following, a leading tequila brand, and a licensor of globally recognized cartoon characters, alongside continued releases of our Chopin® premium vodka line.

We remain attentive to evolving macroeconomic conditions and are proactively managing potential inflationary impacts and demand volatility. Our strategy, consistent with that of many of our wholesale partners, involves conservative inventory planning to better align supply with fluctuating consumer demand. While we may implement additional price increases in response to continued inflationary pressures, we intend to do so judiciously to avoid adversely impacting customer demand.

We believe we are well-positioned to capture a growing share of the U.S. confectionery market by connecting with the next generation of consumers through elevated brand positioning, compelling storytelling, and a differentiated product assortment. With a strong brand foundation and a best-in-class creative, marketing, and sales team, we believe the Company is poised to capitalize on long-term category growth and consumer trends favoring premium and experiential gifting.

Impact of Recent Tariff Developments on Global Sourcing and Supply Chain

The Company sources a significant portion of its premium candy offerings from artisanal confectioners across Europe and utilizes custom-designed packaging components manufactured in China. These imported materials are critical to maintaining the high-quality and luxury presentation of our brand. As such, changes in global trade policy, particularly U.S. tariff regimes, may have a direct impact on our cost structure and supply chain strategy.

Additionally, the macroeconomic climate remains volatile due to continued trade tensions between the U.S. and both the European Union and China. These factors may result in sudden changes to tariff rates or import restrictions on key materials we depend on for product development and packaging innovation.

Further compounding these challenges, recent retaliatory tariff measures imposed by Canada on certain U.S.-manufactured goods have impacted a portion of our product assortment exported north of the border. Specifically, select SKUs produced in the United States are now subject to increased Canadian duties, which adversely affect the pricing structure for our Canadian operations. To maintain competitive pricing for our customers in Canada, we have made the strategic decision to limit availability of certain affected SKUs in that market. While this ensures price stability for Canadian consumers, it may result in a narrower product assortment available outside the U.S.

We are actively evaluating contingency plans to mitigate these risks, including expanding our supplier network, exploring North American production alternatives, and investing in enhanced compliance infrastructure. Despite our proactive approach, we recognize that further escalation in trade restrictions or unfavorable shifts in tariff policy could materially impact our gross margins, inventory planning, and may require pricing increases to maintain our profitability.

The Company remains committed to maintaining the integrity of our luxury brand and ensuring the uninterrupted availability of our signature product offerings, even as we navigate these dynamic global trade conditions.

Item 3. Directors, Executive Officers and Significant Employees

The Company’s officers, significant employees and directors are as follows.

Name	Position	Age	Term of Office	Approximate Hours Per Week for Part- Time Employees
Executive Officers:
Scott LaPorta	CEO and COO	62	Since November 1, 2019
Brian Garrett	Senior Vice President, CFO	44	Since January 11, 2021
Fiona Revic	Secretary and Corporate Counsel	34	Since July 6, 2020	24
Tracy Woo	Vice President of Sales	41	Since January 19, 2022
Alisa Kilbourne	Vice President of Quality Assurance and Regulatory	41	Since April 3, 2023
Chelsea Moore Shannon	CEO of BOXFOX	33	Since November 1, 2024
Jenni Stern	COO of BOXFOX	33	Since November 1, 2024
Keith Cohn	CEO of Candy Club	58	Since March 1, 2025
Holly Moss	Vice President of Human Resources	39	Since April 27, 2025

Directors:
Scott LaPorta	Director	62	Since November 1, 2019
Paul L. Kessler	Director	64	Since November 1, 2019
Diana Derycz-Kessler	Director	60	Since November 1, 2019

Scott LaPorta, CEO, COO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT’s Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized undermanaged businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin-off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT’s Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Brian Garrett, Senior Vice President, CFO

Brian Garrett is currently our Senior Vice President, CFO. He joined the Company in January 2021. He has over 20 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Fiona Revic, Secretary and Sr. Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Tracy Woo, Vice President of Sales

Tracy Woo is our current Vice President of Sales and oversees all Domestic and International wholesale sales including gifting and specialty, grocery, hospitality, liquor, travel, B2B and our Gifting Concierge. She comes to us with over 14 years of wholesale experience in the Fashion Industry. After graduating from the University of California, Irvine, with a B.A. in International Studies, she attended FIDM and obtained an A.A. in Merchandising Product Development. She then began her career in New York City at the French Luxury Fashion House Chloe. Since then, she managed International Wholesale distribution for the globally acclaimed brand Helmut Lang from November 2010 to April 2018. After spending over 10 years in New York City, she moved back to Los Angeles to head sales at Maxbone from April 2018 to January 2019. Prior to joining us, she was the Global Wholesale Director at RtA Brand in Los Angeles from February 2019 to January 2022.

Alisa Kilbourne, Vice President of Quality Assurance and Regulatory

Alisa Kilbourne is currently our Vice President of Quality Assurance and Regulatory and has been with the Company since October 2019. She has nearly eighteen years of food industry, quality assurance, and technical service experience. Prior to joining Sugarfina, she was Quality Assurance Director for Dotta Foods LP from November 2014 to September 2019 and responsible for setting up supplier approval, hazard analysis, gap analysis and other quality assurance programs. Prior to that, she has held technical positions at Bakkavor Foods (formerly Two Chefs on a Roll) and Fresh and Easy Neighborhood Market. She holds an Online MS in Food Safety from Michigan State and a BS in Dietetics and Clinical Nutrition Services with a minor in Chemistry from California State University Long Beach. She holds training certificates for Advanced HACCP, ServSafe®, and FSMA Preventative Controls Qualified Individual.

Chelsea Moore Shannon, CEO, BOXFOX

Chelsea Moore Shannon is the Co-Founder and CEO of BOXFOX, founded in 2014. Chelsea and her co-founders launched BOXFOX one year after graduating from the University of California, Los Angeles where she earned a B.A in Political Science and a Minor in English. While pursuing her degree and during the early years of BOXFOX, Chelsea worked for Brandy Melville from 2012 – 2016 in marketing, business development and strategic roles. She was selected as a member of Forbes 30 Under 30 Class of 2019. Chelsea has spent the better part of the last decade scaling BOXFOX with her primary focus on marketing, design, corporate sales and web development.

Jenni Stern, COO, BOXFOX

Jenni Stern is the Co-Founder and COO of BOXFOX, founded in 2014. Jenni and her co-founders launched BOXFOX one year after graduating from the University of California, Los Angeles, where she earned her B.A. in International Development Studies and a Minor in Anthropology. Prior to launching BOXFOX, she worked in sports marketing at a boutique agency, Sports Studio, helping facilitate authentic sports scenes in movies, television shows and commercials. She was selected as a member of Forbes 30 Under 30 Class of 2019. Jenni has spent the better part of the last decade scaling BOXFOX with her primary focus on finance, operations and merchandising.

Keith Cohn, CEO, Candy Club

Keith Cohn is currently our CEO of our recently acquired Candy Club business unit. He founded the brand in 2014 and joined Sugarfina as part of our acquisition of the Company’s assets in late February 2025. He brings over 25 years of experience founding and leading businesses in the Adtech and CPG industries, including one that he grew from pre-revenue to over $100 million in annual sales in under 6 years, as well as another that was publicly traded on Australia’s ASX exchange. He started his career in the children’s Consumer Packaged Goods industry, where he held Brand Management positions at Parker Brothers (a division of Hasbro) and Mattel, as well as co-leading Equity Marketing’s Consumer Product Division (EMAK), which was publicly traded on NASDAQ. As part of his responsibilities in the toy business, he was extremely active in licensing, working with the world’s largest entertainment studios including the Walt Disney Company, Warner Bros., Universal Studios and 20th Century Fox. He holds a BA from the University of Vermont where he served as President of his Senior Class.

Holly Moss, Vice President of Human Resources

Holly Moss currently serves as our Vice President of Human Resources. She joined the Company in July 2023, bringing with her more than 10 years of comprehensive employee management experience. Her background includes owning an HR consulting business from 2018 to 2023, where she provided tailored services to small and medium-sized businesses across the U.S. at various growth stages. Prior to that, Ms. Moss held leadership roles as Director of Operations and Human Resources at Jane Smith Agency (January 2017 – April 2018), Chief of Staff at Nasty Gal (2016), and Operations Manager at Kelly Osbourne Productions (May 2013 – July 2015). She holds a BA in Sociology from Washington State University.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school’s size and presence to become a leader in media arts education.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Salary	Total Compensation
Scott LaPorta (1)	CEO, COO and Director	$539,134	$539,134
Brian Garrett (2)	Senior Vice President, CFO	$252,243	$252,243
Tracy Woo (3)	Vice President Sales	$218,098	$218,098

(1)	Scott LaPorta had a total of 131,925 outstanding stock options granted at an exercise price of $5.50 under the 2020 Equity Incentive Plan (defined below under “Stock Option Plan”) of 56,000, 50,925, and 25,000 granted on January 1, 2021, January 1, 2022, and January 1, 2023, respectively, as of December 31, 2024. Under the terms of the 2020 Equity Incentive Plan, options vest over a four-year period, subject to continued employment, and have a term of seven years. Those options will become fully vested and exercisable immediately prior to the consummation of an exit event, such as an initial public offering.
(2)	As of December 31, 2024, Mr. Garrett had a total of 30,000 stock options, 20,000 granted on April 11, 2021 and 10,000 granted on April 2, 2023, at an exercise price of $5.50, under the 2020 Equity Incentive Plan.
(3)	As of December 31, 2024, Ms. Woo had 20,000 stock options, granted on January 19, 2022 at an exercise price of $5.50, under the 2020 Equity Incentive Plan.

During the fiscal year ended December 31, 2024, none of the members of the Company’s Board of Directors received compensation for their service as directors. No cash fees, stock options, or other forms of remuneration were paid in connection with their Board responsibilities. Mr. Kessler, who sits on the Company’s Board of Directors, also serves in a consulting role to the Company and receives compensation in connection with those duties, which is disclosed in Interest of Management and Others in Certain Transactions.

We have an employment agreement with Scott LaPorta, our CEO, COO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $534,712 and is eligible to receive an annual bonus based on the Company’s achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against the Company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Effective February 2nd, 2025, we extended Scott LaPorta’s employment agreement for three years, setting his annual base salary to $500,000.

Additionally, on January 27, 2025, Scott LaPorta, Brian Garrett, and Tracy Woo were granted additional stock options of 50,000, 15,000 and 10,000, at an exercise price of $5.50, respectively, in recognition of their contributions during 2024.

Stock Option Plan

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2020 Equity Incentive Plan”), and our Board of Directors approved an amendment to that plan on January 27th, 2025 in order to authorize a further 200,000 options for issuance under the Equity Incentive Plan and to adjust the exercise price of outstanding and future issued stock options from $10.00 to $5.50. As of December 31, 2024, we had 351,925 stock options outstanding.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any subsidiary’s employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company’s employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plan must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed seven years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a four-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual’s service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual’s service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual’s vested and un-vested options will immediately lapse. The vested portion of an employee’s options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning the number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of April 30, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

	Series A Preferred Stock			Series B Convertible Preferred Stock			Series C Convertible Preferred Stock			Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class (2)	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class (3)	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class (4)	Amount and Nature of Beneficial Ownership (5)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class (6)
Paul L. Kessler (7)(8)	687,539	-	85.9%	-	-	-	-	-	-	10,742,791	-	74.7%
Diana Derycz-Kessler (7)(8)	687,539	-	85.9%	-	-	-	-	-	-	10,742,791	-	74.7%
Intracoastal Capital LLC (9)	-	-	-	700		14.1%	-	-	-
Patrick Moore (10)(11)	-	-	-	500	-	10.0%	-	-	-	160,054	-	1.1%
Hans L. Christensen (12)	-	-	-	-	-	-	500	-	14.5%	-	-	-
All executive officers and directors as a group (11 people in this group) (8)(13)	740,312	-	92.5%	100	-	2.0%	-	-	-	13,099,285	-	87.4%

(1)	Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A, Series B, and Series C Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A, Series B, and Series C Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them, respectively. See “Interest of Management and Others in Certain Transactions.” For details regarding the rights and preferences of our Series A Preferred Stock and other classes of equity securities issued by the Company, see “Other Information .”
(2)	The percentage of beneficial ownership is calculated based on 800,000 for Series A Preferred Stock Units deemed outstanding as of April 30, 2025.
(3)	The percentage of beneficial ownership is calculated based on 4,980 for Series B Preferred Stock Units deemed outstanding as of April 30, 2025.
(4)	The percentage of beneficial ownership is calculated based on 3,460 for Series C Preferred Stock Units deemed outstanding as of April 30, 2025.
(5)	Does not include 423,593 shares issued in our Regulation A offering, over which investors have granted an irrevocable proxy to Mr. LaPorta.
(6)	The percentage of beneficial ownership is calculated based on 14,382,542 Common Stock Units deemed outstanding as of April 30, 2025.
(7)	Mr. Kessler and Ms. Derycz-Kessler have an interest in the Company through Bristol Luxury Group LLC, which they jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.
(8)	The mailing address for all officers and directors of the Company is 5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV 89118
(9)	The principal business address for Intracoastal Capital LLC is 2211A Lakeside Drive, Bannockburn, IL 60015.

(10)	The principal business address for Patrick Moore is 4005 Marcus Avenue, Newport Beach, CA 92663
(11)	The common stock shares are held jointly by Patrick and Janet Moore in the Janet and Patrick Moore Trust.
(12)	The principal business address for Hans L. Christensen is 10115 Enchanted Oak Drive, Golden Oak, FL 32836
(13)	The Series A Preferred Stock and Common Stock includes Scott LaPorta’s proportionate shares of those classes of stock through his 6.60% ownership interest in Bristol Luxury Group, LLC. Mr. LaPorta’s initial ownership in BLG was 2.01% based on his capital contribution and subsequently vested in incentive units from October 31, 2020 through November 1, 2023 increasing his total ownership in BLG to 6.60%, while proportionately reducing the other BLG owner’s shares.

Item 5. Interest of Management and Others in Certain Transactions

Transactions with Bristol Luxury Group, LLC

On April 30, 2021, the company undertook the Debt Conversion under which it converted $8,000,000 of the balance due to BLG under the Secured Promissory Note (the “BLG Note”) into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt – Secured Promissory Note and Debt Conversion.”

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company’s board of directors, own a combined 85.94% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 7.46% of BLG. Scott La Porta owns the remaining 6.60% of BLG and is the Company’s CEO, COO and a director. As of December 31, 2024, after giving effect to the Debt Conversion, $14,730,809 was outstanding under the BLG Note and is classified as “Secured subordinated promissory note payables to related parties” on our consolidated balance sheets. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

In 2024, the Company received an additional $1,250,000 in loans from BLG, under the same terms as the existing BLG Note. The funds were primarily used to support working capital. During the year, the Company repaid $766,478 using net proceeds from the Convertible Series B Preferred Stock Offering. As of December 31, 2024, the remaining balance of $524,659 was outstanding and is classified as “Due to related parties” in the consolidated balance sheets. The Company intends to repay this outstanding amount in 2025 using net proceeds from the Convertible Series C Preferred Stock Offering.

Additionally, BLG has periodically provided cash infusions to the Company, totaling $1,730,000 as of December 31, 2023, to support working capital needs. In March 2024, BLG injected an additional $40,000. As of December 31, 2024, the Company had $1,506,534 in outstanding accounts payable to BLG, which is reported as “Due to related party, noncurrent portion” on the consolidated balance sheets. These cash contributions are made without formal documentation and operate in substance like a revolving line of credit, allowing the Company to borrow, repay, and reborrow funds as needed. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,” above.

In total, as of December 31, 2024, the Company owes BLG, and so also owes its CEO and COO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $16,762,002.

During the year ended December 31, 2024, Mr. Kessler—who serves as a member of the Company’s Board of Directors and is a majority owner—received wages totaling $26,520 for his services as a company advisor. In addition, Mr. Kessler and Mrs. Derycz-Kessler received health and related benefits under the Company’s benefit plans, valued at $15,302, which were paid by the Company. That compensation was approved by the Board of Directors and was determined to be on terms no less favorable to the Company than those that could be obtained in an arm’s-length transaction with an unrelated third party.

Transactions with Scott LaPorta

In April 2024, Mr. LaPorta converted $75,000 in payroll owed to him by the Company for services rendered in 2024 into 75 shares of Series B Convertible Preferred Stock. In April 2025, he converted an additional $25,000 in payroll owed for January and February 2025 into 25 shares of Series B Convertible Preferred Stock.

Transactions with Patrick Moore

In connection with the BOXFOX Merger, the Company assumed $1,887,146 of debt obligations owed to Patrick Moore, the father of Chelsea Moore Shannon, CEO of BOXFOX. As of December 31, 2024, Mr. Moore also beneficially owned 500 shares of Series B Preferred Stock and 160,054 shares of the Company’s Common Stock. The Company converted $500,000 of those debt obligations into 500 shares of Series B Convertible Preferred Stock and $560,000 into a secured promissory note with Patrick Moore (the “Patrick Moore Note”). Additionally, $250,000 was repaid in cash by the Company to Patrick Moore on December 31, 2024. At December 31, 2024, the Company owes Patrick Moore $560,809, which is classified as “Due to related parties” on the consolidated balance sheets. The outstanding balance plus accrued interest must be repaid in cash by October 31, 2025 in accordance with the merger agreement. $571,312 was outstanding under the Patrick Moore Note and is classified as “Secured subordinated promissory note payables to related parties” on our consolidated balance sheets. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Assumed BOXFOX Debt,” above.

In total, as of December 31, 2024, the Company owes Patrick Moore $1,132,121.

Transactions with Jenni Stern

In connection with the BOXFOX Merger, the Company assumed $22,580 of debt obligations owed to Jenni Stern, COO of BOXFOX. At December 31, 2024, the Company owes Jenni Stern $22,690, which is classified as “Due to related parties” on the consolidated balance sheets. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Assumed BOXFOX Debt,” above.

Item 6. Other Information

Material Modification to the Rights of Securityholders

On February 9th, 2025, the Board approved a new series of preferred stock, designated the 6% Series C Convertible Preferred Stock, and authorized the Company to engage in an exempt offering of such shares pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

As of April 30, 2025, BLG owned 12,500,000 shares of Common Stock giving BLG 86.9% voting power. Additionally, the Company’s CEO, Scott LaPorta holds a proxy to vote 423,593 shares of Common Stock, which gives BLG 89.9% voting power. BLG is owned and controlled by Paul L. Kessler and Diana Derycz-Kessler through their entities, Bristol Investment Fund Ltd. and Vendome Trust, which together own 85.94% of BLG. Mr. LaPorta owns 6.60% of BLG. Mr. Kessler and Ms. Derycz-Kessler are married and serve on the Company’s Board along with Mr. LaPorta.

Additionally, BLG owns 800,000 shares of Series A Preferred Stock, which is 100% of the issued and outstanding shares of that class. Without the consent of the holders of the Series A Preferred Stock, who are entitled to one vote per share and to vote as a separate class, the Company may not (i) increase the authorized number of shares of Series A Preferred Stock; (ii) authorize or increase the number of shares of any other class of Capital Stock or security convertible into capital stock that ranks either senior to or on parity with the Series A Preferred Stock with respect to the right to receive dividends or distributions or the Company’s assets upon liquidation, dissolution or winding up of the Company; (iii) pay any dividend on a lower ranking class of Capital Stock; (iv) effect any redemption; or (v) amend the Certificate of Incorporation in a manner adverse to holders of the Series A Preferred Stock. The Company also has the right to effectuate a redemption of the Series A Preferred Stock at any time for a cash amount equal to $10 per share plus any accrued and unpaid dividends, which accrue on a daily basis at an annual rate of 12% on the Series Issue Price of $10 per share, payable in cash, and to the extent not paid, compounded monthly, provided that such annual rate shall be 14% on the amount of any previously accrued dividends on such share, compounded monthly. No dividends on any other class of Capital Stock may be declared or paid unless, in addition to the required consent of the holders of the Series A Preferred Stock, a dividend is first or simultaneously paid to holders of the Series A Preferred Stock in an amount at least equal to the aggregate dividends accrued and not previously paid.

Summary of the Terms of the 6% Series C Convertible Preferred Stock

The Company’s Certificate of Designation designates 15,000 shares of the remaining authorized 4,195,020 shares of Preferred Stock as 6% Series C Convertible Preferred Stock (the “Series C Preferred Stock”), par value $0.01, having a stated value of $1,000 per share (the “Stated Value”) subject to increase based on accrued but unpaid dividends. All rights of Series C Preferred Stock are subordinated to the rights of the holders of the Company’s Series A Preferred Stock.

Dividends

The Series C Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the Stated Value (defined above) payable at the Company’s option on the date of conversion (see below). No further dividends will accrue after conversion of the Series C Preferred Stock.

Holders of Series C Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series C Preferred Stock beneficially owning more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Conversion

The Series C Preferred Stock automatically converts into Common Stock upon the Company’s registration of its Common Stock under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is traded on a U.S. securities exchange, such as the NYSE or Nasdaq (the “Going Public Date”). The Series B Preferred Stock will have a stated value of $1,000 per share, and will convert into the number of shares of Common Stock equal to the quotient of $1,000 plus any accrued and unpaid dividends, divided by the Conversion Price, which shall be $5.50, the per share price of Common Stock based on a pre-money valuation of $80 million.

Conversion of the Series C Preferred Stock will be limited to the extent that, after giving effect to the conversion, the holder (or holder and its affiliates as a group) would not beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion of the Series C Preferred Stock (or upon election by a holder upon 61 days prior written notice by the holder prior to the issuance of any shares of Preferred Stock, 9.99%) (the “Conversion Limitation”), excluding (i) the number of shares of Common Stock issuable upon conversion of the remaining and unconverted Series B Preferred Stock beneficially owned by such holder, and (ii) further excluding any exercise or conversion of the unexercised or unconverted portion of any other securities issued by the Company beneficially owned by the holder.

Voting

Each share of Series C Preferred Stock is entitled to vote a number of votes equal to the number of Conversion Shares issuable on an as-converted basis subject to the Conversion Limitation defined above. Unless required otherwise by Delaware law, the Series B Preferred Stock will vote together with the Common Stock and Series A Preferred Stock as a single class. Without the affirmative majority vote of the holders of the Series C Preferred Stock, the Company shall not alter or change the powers, preferences or rights of the Series C Preferred Stock or amend the Company’s Certificate of Incorporation in a manner that adversely affects the rights of the holders of the Series C Preferred Stock. The Company also shall not increase the number of authorized shares of Series C Preferred Stock without the affirmative majority vote of the holders of the outstanding shares of that same class.

Liquidation Preference

Until the Going Public Date, holders of the Series C Preferred Stock shall be entitled to receive out of the Company’s assets an amount equal to the Stated Value of their shares, plus any accrued and unpaid dividends, prior to the holders of Common Stock receiving any amounts upon liquidation of the Company. If the Company’s assets are not sufficient to pay the holders of Series C Preferred Stock in full, then they shall receive amounts available on a pro rata basis. After the Going Public Date, holders of the Series C Preferred Stock will be entitled to receive the same amount from the Company’s assets as if the Series C Preferred Stock were fully converted to Common Stock without regard to the Conversion Limitation, on a pari passu basis with all holders of Common Stock.

Anti-Dilution

In the event the Company grants, issues or sells any Common Stock or securities convertible into Common Stock to record holders of any class of shares of Common Stock, the holders of the Series C Preferred Stock will be entitled to acquire, upon similar terms, the number of shares the holder could have acquired if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the holder’s Series C Preferred stock without regard to the Conversion Limitation. In the event the holder exercises the preemptive right and would beneficially own more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the right to purchase any remaining shares would be held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

The foregoing description of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is filed as Exhibit 2.7 to this Annual Report, the Company’s Conformed Certificate of Incorporation, the Company’s Bylaws, available in the Exhibit Index, and Delaware General Corporation Law.

For a complete description of the Company’s Series A Preferred Stock, Series B Preferred Stock, Common Stock, and SAFE Notes, see the Company’s Conformed Certificate of Incorporation, the Company’s Bylaws, the Form of Subscription Agreement and Proxy, each of which are included as exhibits to this Annual Report, and Delaware General Corporation Law.

Certain Unregistered Sales of Equity Securities

On March 1, 2025, the Board approved the Company engaging in an exempt offering of the Company’s 6% Series C Preferred Stock in reliance on Section 4(a)(2) and Rule 506(d) of Regulation D of the Securities Act. The offering also included a Warrant for shares of Common Stock exercisable at $5.50, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are also protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining 4.99% beneficial ownership of the Company’s outstanding Common Stock. The Company seeks to sell a maximum of 15,000 shares of Series C Preferred Stock and Warrants to purchase Common Stock for maximum gross proceeds of $15 million. The Company intends to use the proceeds for general working capital purposes, to make additional strategic acquisitions, repayment of short-term debt obligations, and to fund inventory purchases for our upcoming seasonal fall and holiday sales.

Copies of forms of the Certificate of Designation, the Securities Purchase Agreement and the Warrant are filed as Exhibits 2.7, 6.19 and 6.20, respectively, to this Annual Report. The above summary of such agreements and documents does not purport to be complete and is qualified in its entirety by reference thereto and is incorporated by reference herein.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Sugarfina Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sugarfina Corporation (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) “PCAOB” and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted un the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rose, Snyder & Jacobs LLP

Encino, California

We have served as the Company’s auditor since 2024

May 1, 2025

SUGARFINA CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$722,903	$564,585
Restricted cash	33,291	215,084
Accounts receivable	1,707,064	1,756,722
Inventory	2,968,653	2,568,094
Prepaid and other current assets	1,223,395	724,325
Total current assets	6,655,306	5,828,810

NONCURRENT ASSETS
Property and equipment, net	387,284	701,755
Intellectual property	13,836,051	105,264
Right-of-use assets, net	6,447,976	6,980,987
Other assets	362,518	558,768
Total noncurrent assets	21,033,829	8,346,774

TOTAL ASSETS	$27,689,135	$14,175,584

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$1,167,880	$924,969
Accrued expenses	2,614,344	1,558,347
Deferred revenue	847,637	66,531
Due to related parties	1,108,158	-
Lease liabilities	2,194,381	2,581,601
Other current liabilities	290,827	-
Total current liabilities	8,223,227	5,131,448

NONCURRENT LIABILITIES
Senior secured line of credit	1,778,223	1,417,497
Due to related party, noncurrent portion	1,506,534	1,512,707
Secured subordinated promissory note payables to related parties	15,302,121	12,863,659
Lease liabilities, noncurrent portion	4,805,621	5,710,624
Contingent equity consideration (162,106 holdback shares of common stock at December 31, 2024)	1,003,436	-
Other noncurrent liabilities	71,158	-
Total noncurrent liabilities	24,467,093	21,504,487

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS’ DEFICIT
Series A preferred stock, $0.01 par value, 800,000 shares issued and outstanding at December 31, 2024 and December 31, 2023	8,000	8,000
Series B preferred stock, $0.01 par value, 4,355 shares issued and outstanding at December 31, 2024	44	-
Common stock; $0.01 par value, 25,000,000 shares authorized; 14,382,542 and 12,923,593 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	143,741	129,236
Additional paid-in capital	25,859,518	12,565,628
Accumulated deficit	(30,902,953)	(25,076,051)
Accumulated other comprehensive loss	(109,535)	(87,164)
	(5,001,185)	(12,460,351)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$27,689,135	$14,175,584

See Report of Independent Registered Accounting Firm

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2024	2023
NET REVENUE	$29,049,439	$26,770,748

COST OF SALES	14,503,059	13,414,427

GROSS MARGIN	14,546,380	13,356,321

COSTS AND EXPENSES:
Selling, general and administrative	17,267,929	18,986,651
Depreciation and amortization	402,590	451,828
Loss on disposal of assets	285,024	-
Loss on note receivable	205,206	-
Total costs and expenses	18,160,749	19,438,479

LOSS FROM OPERATIONS	(3,614,369)	(6,082,158)

OTHER (EXPENSE) INCOME
Government grant income	-	970,441
Interest expense	(2,178,407)	(1,672,298)
Interest income	5,206	72,015
Other expense	(15,558)	(56,731)
Total other expenses	(2,188,759)	(686,573)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(5,803,128)	(6,768,731)

PROVISION FOR INCOME TAXES	23,774	7,756

NET LOSS	(5,826,902)	(6,776,487)

OTHER COMPREHENSIVE LOSS
Foreign currency translation (loss) gain	(22,371)	7,029

TOTAL COMPREHENSIVE LOSS	$(5,849,273)	$(6,769,458)

NET LOSS PER SHARE
BASIC AND DILUTED	$(0.58)	$(0.63)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED	13,166,751	12,923,593

See Report of Independent Registered Accounting Firm

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amounts	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2022	800,000	$8,000	-	$-	12,923,593	$129,236	$12,498,497	$(18,299,564)	$(94,193)	$(5,758,024)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	7,029	7,029

ISSUANCE OF CROWD SAFE SECURITIES FOR REG CF OFFERING							119,218			119,218

OFFERING COSTS	-	-	-	-	-	-	(52,087)	-	-	(52,087)

NET LOSS	-	-	-	-	-	-	-	(6,776,487)	-	(6,776,487)

BALANCE, DECEMBER 31, 2023	800,000	$8,000	-	$-	12,923,593	$129,236	$12,565,628	$(25,076,051)	$(87,164)	(12,460,351)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	(22,371)	(22,371)

ISSUANCE OF SERIES B PREFERRED STOCK	-	-	4,355	44	-	-	4,354,956	-	-	4,355,000

ISSUANCE OF COMMON STOCK FOR BOXFOX MERGER	-	-	-	-	1,458,949	14,589	9,016,305	-	-	9,030,894

OFFERING COSTS	-	-	-	-	-	-	(77,455)	-	-	(77,455)

NET LOSS	-	-	-	-	-	-	-	(5,826,902)	-	(5,826,902)

BALANCE, DECEMBER 31, 2024	800,000	$8,000	4,355	$44	14,382,542	$143,825	$25,859,434	$(30,902,953)	$(109,535)	$(5,001,185)

See Report of Independent Registered Accounting Firm

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,826,902)	$(6,776,487)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	402,590	451,828
Loss on asset disposal	285,024	-
Non-cash interest expense	1,911,553	1,447,730
Changes in operating assets and liabilities:
Accounts receivable	49,658	346,836
Government grant receivable	-	2,172,353
Inventory	499,180	761,953
Prepaid and other current assets	(452,201)	227,028
Accounts payable	145,234	597,584
Accrued expenses	396,464	(199,659)
Deferred revenue	(639,628)	(98,555)
Other, net	(462,961)	(81,499)
Net Cash Used in Operating Activities	(3,691,989)	(1,150,888)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(28,865)	(67,914)
Cash acquired through BOXFOX merger	175,282	-
Net Cash Provided by (Used in) Investing Activities	146,417	(67,914)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	13,567,902	11,802,033
Repayments on senior secured line of credit	(13,207,176)	(11,302,051)
Proceeds from issuance of Series B preferred stock	3,780,000	-
Proceeds from issuance of Crowd SAFE securities	-	119,218
Offering costs	(77,455)	(52,087)
Borrowings from related party	1,250,000	-
Advances from related party	40,000	50,000
Repayments to related parties	(1,070,832)	(34,192)
Repayments on other short-term debt	(737,971)	-
Net Cash Provided by Financing Activities	3,544,468	582,921

EFFECT OF EXCHANGE RATES ON CASH	(22,371)	7,029

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(23,475)	(628,852)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	779,669	1,408,521

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$756,194	$779,669

See Report of Independent Registered Accounting Firm

The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500-unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, Sugarfina IP LLC, and BOXFOX, Inc. (“BOXFOX”). The Company sells candies through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. Its retail boutiques are in North America in major cities, including Los Angeles, New York, Boston and Vancouver, and through its franchises in Hong Kong and Taiwan. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit jellies. BOXFOX is an e-commerce custom gifting company primarily operating in the U.S.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC (“BLG”).

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements include Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, Sugarfina IP LLC, and BOXFOX (collectively, the Company). All intercompany transactions have been eliminated.

On October 31, 2024, the Company completed the merger of BOXFOX (the “BOXFOX Merger” or “the merger”). The results of the operations of BOXFOX have been included in the consolidated financial statements of Sugarfina Corporation since November 1, 2024. See Note 3.

Liquidity and Capital Resources

As of December 31, 2024, the Company had $0.7 million in cash and cash equivalents and $1.7 million in accounts receivable. The Company has historically incurred recurring net losses, experienced negative cash flows from operating activities, and has an accumulated deficit. Those conditions have placed pressure on the Company’s liquidity and limited its ability to fund operations through internally generated cash flows.

To support its liquidity position, the Company has undertaken a series of financing beginning in 2024:

•	The Company raised $4,380,000 in cash proceeds through a Series B Convertible Preferred Stock offering and used the net proceeds for working capital to invest in inventory ahead of seasonal 2024 fall and holiday sales as well as for the BOXFOX Merger,

•	we expanded the capacity of our senior secured credit facility with Austin Financial Services, Inc. from $2.0 million to $3.0 million, and

•	in March 2025, commenced an offering of Series C Convertible Preferred Stock, which as of April 30, 2025, the Company has received $3.46 million in proceeds and secured total investor commitments of $4.37 million. We intend to use the proceeds for general working capital purposes, to make additional strategic acquisitions, repayment of short-term debt obligations, and to fund inventory purchases for our upcoming seasonal fall and holiday sales.

In addition to these financing efforts, the Company implemented multiple cost optimization and earnings improvement initiatives during 2024 including:

•	Reducing selling, general, and administrative expenses via headcount management and cost negotiations,

•	closing unprofitable retail locations, and

•	increasing gross margins through price adjustments and improved freight and material costs.

Furthermore, the Company completed the BOXFOX Merger in 2024 (See Note 3) and the Candy Club Acquisition in early 2025 (See Note 15). Those strategic business combinations are expected to create cost and revenue synergies by expanding customer reach and improving operational efficiency through integrated procurement, fulfillment, and marketing functions.

Management believes that the cumulative impact of these actions enhances the Company’s liquidity profile and provides sufficient resources to support its ongoing business activities and strategic growth initiatives.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, the determination of fair values and useful lives of long-lived assets as well as intellectual property, assumptions used in testing for impairment of long-lives assets, allowance for credit losses on accounts receivable, recognition of deferred revenue, determination of fair value of equity-based awards, the valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2024 and December 31, 2023, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers’ pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers for the years ended December 31, 2024 and 2023.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$722,903	$564,585
Restricted cash	33,291	215,084
	$756,194	$779,669

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Expected credit losses are written off in the period in which the financial assets are no longer collectible. At December 31, 2024 and December 31, 2023, the allowance for doubtful accounts was approximately $34,000 and $19,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the lesser of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and recognize the assets acquired and liabilities assumed at their acquisition-date fair value.

Intellectual property assets related to franchise agreements acquired in 2019, that were fully amortized at December 31, 2024, and the preliminary value of certain intellectual property, acquired in the BOXFOX Merger on October 31, 2024. The Company is still in the process of finalizing the fair value assessment of the assets acquired in the BOXFOX Merger; therefore, the values presented in this report are preliminary and subject to change. Any adjustments to these preliminary values may also impact the Company’s income tax calculations. See Note 3.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company reviews the estimated useful lives of its intangible assets on an ongoing basis and adjusts them, as necessary.

Intellectual property is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If indicators of impairment exist, the Company compares the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount exceeds the expected cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2024 and December 31, 2023, management assessed that there was no impairment of its long-lived assets.

Due to Related Parties

Current Liabilities

Due to related parties classified as current liabilities include certain debt assumed from the BOXFOX Merger. See Note 3. At December 31, 2024, those amounts include $560,809 due to Patrick Moore, who owns 500 Series B preferred shares and is the father of Chelsea Moore, CEO of BOXFOX. Per the merger agreement, any outstanding amounts due to Patrick Moore plus accrued interest must be paid by October 31, 2025. The debt owed to Patrick Moore accrues interest at 7.50% per annum. Additionally, $22,690 due to Jenni Stern, COO of BOXFOX, was outstanding at December 31, 2024, and accrues interest at 5.00% per annum.

Other due to related party amounts in current liabilities include $524,659 owed to BLG, our parent company. On August 7, 2024, the Company borrowed $500,000 under the same terms as our Bristol Luxury Group LLC Debt defined in Note 9. Those funds were used primarily for inventory purchases for our 2024 fall and holiday season.

In 2025, we plan to use net proceeds from our Series C Preferred Stock Offering to repay due to related party amounts classified as current liabilities.

Noncurrent Liabilities

Due to related amounts classified as noncurrent are reimbursements of expenses paid by BLG on behalf of Sugarfina Corporation.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of products through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	Year Ended December 31,		Percentage
	2024	2023	Change
Wholesale	$13,855,652	$12,648,618	10%
E-commerce	4,883,259	5,700,632	-14%
Retail	4,608,884	6,100,299	-24%
Gifting Concierge	2,547,166	1,784,097	43%
International	774,090	537,102	44%
BOXFOX	2,380,388	-	-
	$29,049,439	$26,770,748	9%

Advertising

Advertising costs, which are recorded in selling, general and administrative expenses, are charged to operations when incurred. The Company incurred approximately $906,000 and $961,000 in advertising expenses for the years ended December 31, 2024, and 2023, respectively. $158,000 of the total advertising costs was related to third party commissions incurred through certain wholesale sales for the year ended December 31, 2024 compared to $214,000 for the year ended December 31, 2023.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options, and was amended by the Board of Directors on January 27, 2025 to authorize another 200,000 options for issuance under the plan. At December 31, 2024, we have 351,925 outstanding stock options. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of December 31, 2024, due to the exit event restrictions on the exercisability of the stock options. See Note 14.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right-of-use asset and a corresponding lease liability on our consolidated balance sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and options for renewal. See Note 8.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2024, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any tax jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

	Year Ended December 31,
	2024	2023
Basic and Diluted Net Loss Per Share
Net loss	$(5,826,902)	$(6,776,487)
Less: undeclared dividends on preferred stock accumulated during the period	(1,751,253)	(1,392,936)
Net loss attributable to common shareholders	$(7,578,155)	$(8,169,423)
Weight average common shares outstanding	13,166,751	12,923,593
Net loss per share	$(0.58)	$(0.63)

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective prospectively to all annual periods beginning after December 15, 2025. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures.

All other new accounting pronouncements that have been issued, but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial positions or results of operations.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through May 1, 2025, the date the consolidated financial statements were available for issuance.

NOTE 3 – BOXFOX Merger

On October 31, 2024, the Company completed the merger of BOXFOX, Inc. BOXFOX is a curated gifting platform specializing in personalized, premium gift boxes. This merger aims to enhance our gifting experience by providing customers with a refined experience in selecting luxury gifts—an approach that aligns seamlessly with Sugarfina’s mission.

The total merger consideration consisted of 1,621,055 shares of common stock of Sugarfina Corporation, with an aggregate preliminary value of $10,034,330. At the closing of the transaction, 10% of the shares included as consideration, or 162,106 shares, were subject to a holdback arrangement and have not yet been issued. Pursuant to the terms of the merger agreement, the holdback shares will be released to the stockholders 60 days following January 1, 2026, contingent upon BOXFOX’s net revenue for the calendar year ending December 31, 2025 not declining by more than 18% relative to its net revenue for the calendar year ended December 31, 2024. In the event BOXFOX’s net revenue for 2025 reflects a decline of greater than 18% as compared to 2024, the holdback shares will be forfeited and cancelled without further consideration to the stockholders.

In addition, Chelsea Moore, Chief Executive Officer of BOXFOX, and Jenni Stern, Chief Operating Officer of BOXFOX, are each eligible to receive a one-time performance-based equity award in the form of common stock of Sugarfina Corporation for the calendar year ending December 31, 2025. The performance award will be earned only if BOXFOX’s net revenue for the year ended December 31, 2025 exceeds its net revenue for the year ended December 31, 2024. The amount of the award will be determined by (i) subtracting BOXFOX’s net revenue for the calendar year 2024 from its net revenue for the calendar year 2025, (ii) multiplying the resulting difference by 1.5, (iii) multiplying the product by 80%, and (iv) multiplying the result by 50%. The resulting dollar amount will be converted into shares of Sugarfina Corporation common stock based on a fixed per-share price of $6.19.

Under the acquisition method of accounting, the total purchase price reflects BOXFOX’s tangible and intangible assets and liabilities which were recorded at their preliminary fair value at the date of the completion of the merger (October 31, 2024). The intellectual property has been recorded at its preliminary fair value as of the acquisition date. These amounts are subject to change as the Company continues to refine its valuation analyses and finalizes the value of consideration and the purchase price allocation. Adjustments to these provisional values, if any, will be recognized during the measurement period, which will not exceed one year from the merger date, in accordance with ASC 805, Business Combinations.

The following table summarizes the preliminary allocation of the purchase price for BOXFOX:

Base consideration	$14,000,000
Cash and cash equivalents	175,282
Net debt amount at closing	(3,009,682)
Net working capital adjustment	(1,131,270)
Final merger consideration	$10,034,330

Fair value of identifiable assets acquired:
Cash and cash equivalents	$175,282
Inventory	899,739
Prepaid and other current assets	46,869
Property and equipment	236,250
Intellectual property (preliminary value, subject to change)	13,836,051
Right of use asset	2,513,379
Other assets	100,000
$17,807,570
Fair value of liabilities assumed:
Accounts payable	$94,912
Accrued expenses	734,534
Deferred revenue	1,420,734
Due to related parties	1,909,726
Lease liability	483,404
Other current liabilities	879,384
Lease liability, noncurrent	2,029,974
Other noncurrent liabilities	220,572
$7,773,240

Fair value of identifiable assets acquired and liabilities assumed	$10,034,330

The preliminary value of intellectual property includes indefinite-lived copyrights and trademarks.

Consolidated Supplemental Pro Forma Information

The following unaudited consolidated supplemental pro forma information assumes that the BOXFOX Merger took place on January 1, 2023 for the income statement years ended December 31, 2023 and 2024. Those amounts have been calculated after applying the Company’s accounting policies and adjusting the results of BOXFOX to reflect the same expenses in the fiscal years ended December 31, 2023 and 2024. The pro forma information for the year ended December 31, 2024 in the table below includes actual revenues and net income of $2.4 million and $0.4 million, respectively, from November 1, 2024 to December 31, 2024.

	(Pro Forma and Unaudited)
	Year Ended December 31,
	2024	2023
NET REVENUE	$31,871,443	$34,448,037
NET LOSS	$(7,270,395)	$(6,768,433)

NOTE 4 – Inventory

Inventory consists of the following:

	December 31, 2024	December 31, 2023
Raw materials	$627,351	$536,263
Finished goods	1,403,567	878,898
Supplies and other inventory	1,076,803	1,173,989
	3,107,721	2,589,150
Valuation reserve to net realizable value	(139,068)	(21,056)
	$2,968,653	$2,568,094

NOTE 5 – Property and Equipment

Property and equipment consist of the following:

	December 31, 2024	December 31, 2023
Equipment	$875,794	$837,042
Furniture and fixtures	423,948	466,296
Leasehold improvements	235,074	767,302
Software	231,315	39,211
	1,766,131	2,109,851
Accumulated depreciation	(1,378,847)	(1,408,096)
	$387,284	$701,755

NOTE 6 – Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2024	December 31, 2023
Credit card payable	$361,038	$151,609
Wages and benefits	354,912	407,420
Sales tax payable	201,926	139,808
Inventory received not billed	324,880	191,238
Other accrued liabilities	1,371,588	668,272
	$2,614,344	$1,558,347

NOTE 7 – Supplemental Cash Flow Information

	Year Ended December 31,
	2024	2023
Cash paid during the period for:
Interest	$85,936	$97,280
Income taxes	8,868	40,440
Amounts included in the measurement of lease liabilities	2,421,857	2,352,416

Non-cash investing and financing activities:
In connection with the BOXFOX Merger:
Acquisition of assets, exluding right-of-use assets	$15,294,191	$-
Right-of- use assets obtained in exchange for new operating lease liabilities	2,513,379	-
Assumption of liabilities and debt, excluding lease liabilities	5,259,862	-
Contingent equity consideration	1,003,436	-
Common stock issued	9,030,894	-
Other:
Conversion of debt to Series B Preferred Stock	$500,000	$-
Conversion of payroll liabilities converted to Series B Preferred Stock	75,000	-
Right-of-use assets obtained in exchange for new operating lease liabilities	507,840	1,110,584

NOTE 8 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and options for renewal. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our consolidated balance sheets and we recognize lease expense for those leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right-of-use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	December 31, 2024	December 31, 2023
Assets
	Office and warehouse space	Right-of-use assets, net	$5,024,488	$3,470,372
	Retail store space	Right-of-use assets, net	1,423,488	3,510,615
Total Right-of-use assets, net			$6,447,976	$6,980,987
Liabilities
		Lease liabilities	2,194,381	2,581,601
		Lease liabilities, noncurrent portion	4,805,621	5,710,624
Total Lease Liabilities			$7,000,002	$8,292,225

We recorded total operating lease expenses of $3,159,725 and $3,730,481 for the years ended December 31, 2024 and 2023, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short-term and variable lease costs incurred during the periods.

The maturities of our lease liabilities as of December 31, 2024 on an undiscounted cash flow basis are as follows:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total
2025	$1,589,042	$757,781	$2,346,823
2026	1,639,614	480,645	2,120,259
2027	1,203,591	378,648	1,582,239
2028	988,600	86,375	1,074,975
2029	218,079	-	218,079
Thereafter	-	-	-
Total Lease Payments	$5,638,926	$1,703,449	$7,342,375
Less: Interest	(294,293)	(48,080)	(342,373)
Present value of lease liabilities	$5,344,633	$1,655,369	$7,000,002

The following table presents the weighted average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	3.42 yrs	3.56 years
Weighted-average discount rate	2.60%	1.84%

NOTE 9 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement, through subsequent amendments, provides for a $3.0 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which is used primarily for working capital purposes, and has a termination date of May 24, 2027, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

•	a “borrowing base” equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 65% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

•	an inventory sublimit equal to the lesser of (a) $1,000,000 during the period January 1 through July 31 each year and (b) $1,250,000 during the period from August 1 through December 31 each year or (c) an amount equal to 200% of borrowing base availability,

•	an annual facility fee equal to 1% of the total commitment amount (currently $3,000,000) paid on the closing date, and annually thereafter,

•	a monthly collateral management fee of 0.60% based on the average outstanding loan balance,

•	a minimum monthly payment of $5,500,

•	and the interest rate for all advances shall be the sum of the Prime Rate plus 2.00%, provided that the interest rate shall not be less than (a) 7.00% at all times through and including May 24, 2026, and (b) 6.50% at all times on and after May 25, 2026.

At December 31, 2024, we had $1,778,223 of outstanding borrowing and a temporary negative borrowing capacity (the lesser of the borrowing base or the aggregate line of credit), primarily due to the timing of receipts remitted to AFS under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 9.75% as of December 31, 2024.

The Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first-priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second-priority interest) and Patrick Moore (who has a third-priority interest) or the stockholders.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $14,730,809 at December 31, 2024 (the “BLG Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement previously described. Interest may be paid-in-kind. The balance of the promissory note is due May 2027. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

Patrick Moore Note

The Company has a secured promissory note payable balance to Patrick Moore totaling $571,312 at December 31, 2024 (the “Patrick Moore Note”) and is classified as “Secured subordinated promissory note payables to related parties” on our consolidated balance sheets. The balance bears interest, payable monthly, at 10% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement with AFS previously described and also subordinated to the BLG Note. Interest may be paid-in-kind. The balance of the promissory note is due October 31, 2029.

Other Patrick Moore Loan Agreements

Prior to the merger, BOXFOX entered into three other separate loan agreements with Patrick Moore totaling $1,500,000 at an interest rate of 7.5% per annum. The outstanding balance assumed by the Company was $1,322,763. Concurrently with the merger, the Company converted $500,000 of those debt obligations into 500 shares of Series B Convertible Preferred Stock. Additionally, $250,000 was repaid in cash by the Company to Patrick Moore on December 31, 2024. At December 31, 2024, the Company owes Patrick Moore $560,809, which is classified as “Due to related parties” on the consolidated balance sheets. The outstanding balance plus accrued interest must be repaid in cash by October 31, 2025 in accordance with the merger agreement.

American Express Long Term Financial Relief Program

Prior to the merger, BOXFOX was enrolled in the America Express Long Term Financial Relief Program (the “AMEX Program”). The Company assumed the outstanding balance of $328,492, and under the terms of the AMEX Program, the Company will continue to make monthly payments of $18,381 until the balance has been fully repaid in April 2026. At December 31, 2024, $220,572 is classified as “Other current liabilities” and $71,158 is classified as “Other noncurrent liabilities” in our consolidated balance sheets.

Shopify Capital Loan

Prior to the merger, BOXFOX had an outstanding loan with Shopify Capital, with an original amount of $350,000 and an interest rate of 15.56% per annum. The Company assumed the outstanding balance of $237,711. Under the terms of the agreement, BOXFOX was required to make daily payments equal to 17% of its daily gross sales made through its Shopify e-commerce platform. At December 31, 2024, the outstanding balance was $70,255 and is classified in “Other current liabilities” in our consolidated balance sheet. The balance was fully repaid in February 2025.

Jenni Stern Loan

In connection with the BOXFOX Merger, the Company assumed $22,580 of debt obligations owed to Jenni Stern, COO of BOXFOX. At December 31, 2024, the Company owes Jenni Stern $22,690, which is classified as “Due to related parties” on the consolidated balance sheets.

NOTE 10 – Government Grants

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In April 2023, we received the final payment of our ERC refunds totaling $1,042,456. That total is divided into $970,441 categorized as “Government grant income” and $72,015 as “Interest income” in our consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

Third-party consulting fees related to our ERC refunds were $87,340 for the year ended December 31, 2023. Those costs were recognized in “Selling, General and Administrative” expenses in our consolidated statements of operations and comprehensive loss.

NOTE 11 – Income Taxes

At December 31, 2024 and 2023, our full valuation allowance was offset primarily by our net operating loss, depreciation and amortization, and accrued expenses. Additionally, at December 31, 2024, the Company has net operating loss carryforwards for federal and state purposes totaling approximately $8,148,108 and $8,982,387, respectively, available for an indefinite period to offset future taxable income.

NOTE 12 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In January 2024, we amended the production agreement with our co-packer located in Mexico, extending the term from May 1, 2024 through May 31, 2027, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties.

The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1 of each year.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 13 – Stockholders’ Deficit

Common Stock

At December 31, 2024, we had 14,382,542 outstanding shares of common stock, consisting of 12,500,000 shares issued Bristol Luxury Group, LLC (“BLG”), in connection with our conversion to a corporation in September 2020, 423,593 shares held by public shareholders from our Regulation A offering (the “Regulation A Offering”) under the Securities Act of 1933, and 1,458,949 shares held by former shareholders of BOXFOX issued as consideration with the BOXFOX Merger. A total of 162,106 shares, representing 10% of the shares comprising the final merger consideration, are subject to a holdback arrangement and will be issued only upon satisfaction of certain performance conditions, as further described in Note 3.

The Company issued warrants of 5,339 shares to StartEngine Primary, LLC, an underwriter of the Regulation A Offering. These warrants allow the purchase of Common Stock at an exercise price of $10.35 per share and expire on December 29, 2026.

Series A Preferred Stock

At December 31, 2024, BLG owned 800,000 shares of Series A Preferred Stock, which is 100% of the issued and outstanding shares of that class.

Without the consent of the holders of the Series A Preferred Stock, who are entitled to one vote per share and to vote as a separate class, the Company may not (i) increase the authorized number of shares of Series A Preferred Stock; (ii) authorize or increase the number of shares of any other class of Capital Stock or security convertible into capital stock that ranks either senior to or on parity with the Series A Preferred Stock with respect to the right to receive dividends or distributions or the Company’s assets upon liquidation, dissolution or winding up of the Company; (iii) pay any dividend on a lower ranking class of Capital Stock; (iv) effect any redemption; or (v) amend the Certificate of Incorporation in a manner adverse to holders of the Series A Preferred Stock. The Company also has the right to effectuate a redemption of the Series A Preferred Stock at any time for a cash amount equal to $10 per share plus any accrued and unpaid dividends, which accrue on a daily basis at an annual rate of 12% on the Series Issue Price of $10 per share, payable in cash, and to the extent not paid, compounded monthly, provided that such annual rate shall be 14% on the amount of any previously accrued dividends on such share, compounded monthly. No dividends on any other class of Capital Stock may be declared or paid unless, in addition to the required consent of the holders of the Series A Preferred Stock, a dividend is first or simultaneously paid to holders of the Series A Preferred Stock in an amount at least equal to the aggregate dividends accrued and not previously paid. As of December 31, 2024 and December 31, 2023, undeclared dividends for the Series A Preferred Stock amounted to $5,524,243 and $3,929,757, respectively.

Series B Preferred Stock

On April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock (the “Series B Preferred Stock”) in an exempt offering in reliance on Section 4(a)(2) and Rule 506(c) of Regulation D of the Securities Act. All rights of Series B Preferred Stock are subordinated to the rights of the holders of the Company’s Series A Preferred Stock.

At December 31, 2024, the Company had 4,355 shares of Series B Preferred Stock issued and outstanding, which included $75,000 of payroll costs converted by CEO, COO and Director, Scott LaPorta into 75 Series B Preferred Stock shares in April 2024. Additionally, as part of the BOXFOX Merger, the Company converted $500,000 of outstanding debt owed to Patrick Moore by BOXFOX into 500 shares of Series B Preferred Stock.

We used the net proceeds for working capital to invest in inventory ahead of seasonal 2024 fall and holiday sales as well as for the BOXFOX Merger.

The Company issued 938,578 warrants for shares of Common Stock with an exercise price of $4.64, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining a 4.99% beneficial ownership of the Company’s outstanding Common Stock. We issued an additional 4,849 warrants for shares of Common Stock with an exercise price of $5.57, with terms consistent with those of other Series B warrant holders, pursuant to an agreement with a third party that facilitated investor participation.

The Series B Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series B Preferred Stock. At December 31, 2024 undeclared dividends for the Series B Preferred Stock were $156,767.

Holders of Series B Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series B Preferred Stock beneficially owning more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. That offering closed on October 16, 2023, and the Company recognized gross proceeds of $119,718 and incurred offering costs of $33,731.

NOTE 14 – Stock Options and Warrants

Stock Awards

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2020 Equity Incentive Plan”), As of December 31, 2024, we had 351,925 stock options outstanding and 148,075 stock option awards available for issuance. On January 27th, 2025, our Board of Directors approved an amendment to that plan to authorize a further 200,000 options for issuance under the 2020 Equity Incentive Plan and to adjust the exercise price of outstanding and future issued stock options from $10.00 to $5.50.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any subsidiary’s employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company’s employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plan must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 7 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual’s service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual’s service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual’s vested and un-vested options will immediately lapse. The vested portion of an employee’s options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning the number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

We have not recognized any compensation expense for these awards as of December 31, 2024, due to the exit event restrictions on the exercisability of the stock options.

The following is a schedule summarizing stock option activity for the years ended December 31, 2024 and 2023:

	Number of Options	Weight Average Exercise Price
Outstanding at January 1, 2023	376,925	$5.50
Granted	97,500	$5.50
Expired/Cancelled	(89,000)	$5.50
Outstanding at December 31, 2023	385,425	$5.50
Granted	36,000	$5.50
Expired/Cancelled	(69,500)	$5.50
Outstanding at December 31, 2024	351,925	$5.50

Warrants

The following table summarizes all warrant activity for the years ended December 31, 2024 and 2023:

	Warrants	Weight Average Exercise Price
Outstanding at January 1, 2023	5,339	$10.35
Granted	-	-
Outstanding at December 31, 2023	5,339	$10.35
Granted	943,427	$4.64
Outstanding at December 31, 2024	948,766	$4.68

The following table summarizes all outstanding warrants to purchase shares of the Company’s common stock at December 31, 2024 and 2023:

		Warrants Outstanding		Exercise Price	Expiration
Type	Grant Date	December 31, 2024	December 31, 2023	per Share	Date
Common Warrants	12/29/2021	5,339	5,339	$10.35	12/29/2026
Common Warrants	Various (1)	938,578	-	$4.64	(2)
Common Warrants	11/15/2024	4,849	-	$5.57	(2)

(1)	The Company issued 938,578 warrants for shares of Common Stock with an exercise price of $4.64 at various dates between April 12, 2024 and November 15, 2024 coinciding with the funding date of each of our Series B Preferred Stock investors.
(2)	The warrants have an expiration date equal to five years after the “Going Public Date”, which is defined as the date, if any, that the Company registers the Common Stock under Section 12(b) or 12(g) of the Exchange Act and is traded on a “Trading Market” as defined in the Securities Purchase Agreement.

NOTE 15 – Subsequent Events

Candy Club Acquisition

On February 28, 2025, the Company, through its wholly owned subsidiary Candy Club Corporation (the “Purchaser”), entered into an asset purchase agreement with Gemcap Solutions, LLC, as servicer and attorney-in-fact for secured party Gemcap Holdings, LLC (the “Secured Party”), to purchase in a public sale pursuant to the Uniform Commercial Code the assets of Candy Club, LLC, as reorganized pursuant to and under a plan of reorganization, Candy Club Holdings, Inc., Candy Club Investment, LLC, as reorganized pursuant to and under a plan of reorganization, and Candy Club Acquisition, LLC, as reorganized pursuant to and under a plan of reorganization, jointly and severally (collectively, the “Borrower”), held by the Secured Party as collateral under a loan and security agreement dated as of April 1, 2024, among the Borrower and the Secured Party.

The Company believes that the addition of Candy Club will expand the Company’s market presence, provides product diversification, and presents operational and financial synergies.

The total consideration paid by Purchaser to Secured Party was cash of $850,000, which included $100,000 deposited into an escrow account upon execution of the asset purchase agreement. The remaining $750,000 was paid upon closing.

Series C Preferred Stock Offering

Beginning on April 12, 2024, the Company commenced an offering of its 6% Series C Convertible Preferred Stock in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. As of April 30, 2025, the Company has received $4,370,000 of commitments and has received $3,460,000 in funds from that offering. We intend to use the proceeds for general working capital purposes, to make additional strategic acquisitions, repayment of short-term debt obligations, and to fund inventory purchases for our upcoming seasonal fall and holiday sales.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)

2.2 Bylaws (1)

2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)

2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)

2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)

2.6 Certificate of Designation of Preferences, Rights and Limitations of 6% Series B Convertible Preferred Stock (8)

2.7 Certificate of Designation of Preferences, Rights and Limitations of 6% Series C Convertible Preferred Stock #

3.1 Exchange Agreement (2)

3.2 SAFE Note Agreement with Nominee and Proxy (6)

3.3 Form of Subscription Agreement and Proxy (1)

6.1 Amended and Restated Secured Promissory Note #

6.2 Security Agreement (1)

6.3 Employment Agreement of Scott LaPorta (1)

6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)

6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (3)

6.6 Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (5)

6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)

6.9 Membership Interest Purchase Agreement (4) *

6.10 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (5)

6.11 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)

6.12 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc. (5)

6.13 Amendment Number Two to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (7)

6.14 First Amendment to Employment Agreement of Scott LaPorta (7)

6.15 Third Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (8)

6.16 Form of 6% Series B Preferred Stock Purchase Agreement (8)

6.17 Form of Series B Warrant (8)

6.18 Form Agreement and Plan of Merger with Respect to the BOXFOX, Inc. Merger (9)

6.19 Form of 6% Series C Preferred Stock Purchase Agreement #

6.20 Form of Series C Warrant #

6.21 Second Amendment to Employment Agreement of Scott LaPorta #

6.22 Amendment Number Three to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. #

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

7.2 Candy Club Asset Purchase Agreement (10)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

(5) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

(6) Filed as an exhibit to the Sugarfina Corp. Regulation Crowdfunding Offering Memorandum on Form C (Commission File No. 020-31647) (filed on January 20, 2023, and incorporated herein by reference).

(7) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 21, 2023, and incorporated herein by reference).

(8) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 29, 2024, and incorporated herein by reference).

(9) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed November 5, 2024, and incorporated herein by reference).

(10) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed March 5, 2025, and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

# Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer and Chief Operating Officer
Date: May 1, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer, Chief Operating Officer and Director
Date: May 1, 2025

By	/s/ Brian Garrett
Brian Garrett, Senior Vice President, Chief Financial Officer
Date: May 1, 2025

By	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: May 1, 2025

By	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: May 1, 2025